FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 06 February 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday, 6 February 2019, London U.K.

GSK delivers sales, earnings and cash flow growth in 2018 Total EPS 73.7p, +>100% AER, +>100% CER; Adjusted EPS 119.4p +7% AER, +12% CER

2018 financial, product and strategy highlights

●	Group sales £30.8 billion, +2% AER, +5% CER
●	Pharmaceuticals sales £17.3 billion, flat AER, +2% CER; Vaccines sales £5.9 billion, +14% AER, +16% CER; Consumer Healthcare sales £7.7 billion, -1% AER, +2% CER
●	Total new Respiratory product sales £2.6 billion, +35% AER, +38% CER
●	Total HIV sales £4.7 billion, +9% AER, +11% CER. Dolutegravir-based regimens £4.4 billion, +14% AER, +16% CER
●	Shingrix sales £784 million, +>100% AER, +>100% CER
●	Total Group operating margin 17.8%, +4.3 percentage points AER, +5.0 percentage points CER
●	Adjusted Group operating margin 28.4%, flat AER, +0.5 percentage points CER. (Pharmaceuticals: 33.3%; Vaccines 33.0%; Consumer Healthcare 19.8%)
●	Total EPS 73.7p, +>100% AER, +>100% CER, reflecting stronger operating performance, lower restructuring and impairment charges as well as a favourable comparison with impact of US tax reform in 2017
●	Adjusted EPS 119.4p, +7% AER, +12% CER, driven by improved operating margin and continued financial efficiencies
●	Net cash flow from operations £8.4 billion. Free cash flow £5.7 billion, improvement reflecting greater focus on cash conversion, particularly working capital
●	23p dividend declared for the quarter; 80p for full year 2018
●	4 major transactions, including new Consumer Healthcare JV, announced in 2018 to support strategy and reshape of the Group's portfolio

2019 guidance

●
Expect Adjusted EPS to decline -5% to -9% CER reflecting recent approval of a generic competitor to Advair in the US.  Guidance also reflects expected impact of Tesaro acquisition and assumes Consumer Healthcare nutrition disposal and Consumer JV with Pfizer close as previously indicated

●	Expect 80p dividend for 2019

Pipeline update and newsflow

●	Rebuild of Pharmaceuticals pipeline continues with 33* of the 46* new medicines now in development targeting modulation of the immune system
●
Major progress made in immuno-oncology pipeline with 16* assets now in clinical development, reflecting organic progression, the Tesaro acquisition and the alliance with Merck KGaA, Darmstadt, Germany*

●	Major data readouts and other significant newsflow expected on multiple new medicines in HIV, Oncology, Immuno-inflammation and Respiratory in 2019:
	-	FDA approval decision expected for dolutegravir + lamivudine in H1
	-	FDA filings planned for long-acting injectable cabotegravir + rilpivirine in H1 and fostemsavir for highly treatment-experienced patients in H2
	-	Pivotal stage data readouts expected for BCMA for 4L multiple myeloma, Zejula for 1L maintenance ovarian cancer and PD1 dostarlimab for endometrial cancer
	-	Updated phase I PFS data from DREAMM-1 study for BCMA to be published in leading journal in H1
	-	Phase III start planned for anti-GMCSF for treatment of rheumatoid arthritis in H2
	-	Results of pivotal CAPTAIN study to support filing of Trelegy for use in asthma expected in H1

2018 results
	2018	Growth		Q4 2018	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	30,821	2	5	8,197	7	5

Total operating profit	5,483	34	43	1,554	>100	>100
Total earnings per share	73.7p	>100	>100	24.7p	>100	>100

Adjusted operating profit	8,745	2	6	2,196	8	4
Adjusted earnings per share	119.4p	7	12	31.2p	14	10

Net cash from operating activities	8,421	22		4,119	44
Free cash flow	5,692	63		3,317	83

The Total results are presented under 'Financial performance' on pages 6 and 22 and Adjusted results reconciliations are presented on pages 14, 15, 30 and 31.  Adjusted results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.  Adjusted results are defined on page 4 and £% or AER% growth, CER% growth, free cash flow and other non-IFRS measures are defined on page 44.  GSK provides guidance on an Adjusted results basis only for the reasons set out on page 5.  All expectations, guidance and targets regarding future performance and dividend payments should be read together with "Outlook, assumptions and cautionary statements" on page 45.

*	Includes M7824, the subject of the alliance with Merck KGaA, Darmstadt, Germany, expected to close in Q1 2019.

Emma Walmsley, Chief Executive Officer, GSK said:

"GSK delivered improved operating performance in 2018 with Group sales growth, strong commercial execution of new product launches, especially Shingrix, continued cost discipline and better cash generation.

"It was also a significant year for the Group strategically, with the launch of a new R&D strategy focused on immunology, genetics and new technologies, together with a series of transactions that support our strategy and reshape of the Group's portfolio.

"We are making good progress against our priority to rebuild our Pharmaceuticals pipeline, particularly in oncology.  Since July, we have doubled the number of oncology assets in clinical development to 16 through the advancement of our internal programmes and with targeted business development including the recently completed acquisition of Tesaro and our new alliance with Merck KGaA that is expected to close in Q1 2019.  During 2019, we expect to receive pivotal data on three new cancer medicines, all of which have the potential to be launched in the next two years.

"We are also focused on completing the transactions to divest our Consumer Healthcare nutrition business to Unilever; and the formation of our new joint venture with Pfizer that will create a new, world leading Consumer Healthcare company and which provides a unique opportunity to deliver substantial value for shareholders.

"Finally, I would like to thank all our customers, suppliers and employees for their support and hard work in 2018 and look forward to working with them in 2019, which will be an important year of execution for GSK."

2019 guidance

In 2019, we now expect Adjusted EPS to decline in the range of -5% to -9% at CER.  This guidance reflects the recent approval of a substitutable generic competitor to Advair in the US and the expected impact of the Tesaro acquisition and assumes that the proposed Consumer Healthcare nutrition disposal closes by the end of 2019 and the proposed Consumer Healthcare Joint Venture with Pfizer closes during H2 2019.

GSK expects to maintain the dividend for 2019 at the current level of 80p per share.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with "Outlook, assumptions and cautionary statements" on page 45.

If exchange rates were to hold at the closing rates on 31 January 2019 ($1.31/£1, €1.14/£1 and Yen 143/£1) for the rest of 2019, the estimated positive impact on 2019 Sterling turnover growth would be less than 1% and if exchange gains or losses were recognised at the same level as in 2018, the estimated positive impact on 2019 Sterling Adjusted EPS growth would be around 1%.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group. Cialis is a trademark of Eli Lilly and Company and Gardasil is a trademark of Merck Sharp & Dohme Corp.

Total and Adjusted results

Total reported results represent the Group's overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business.  Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.  Adjusted results are defined below and other non-IFRS measures are defined on page 44.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group's performance to be more easily compared against the majority of its peer companies.  These measures are also used by management for planning and reporting purposes.  They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK's quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice and has made a number of changes in recent years.  In line with this practice, GSK expects in 2019 to continue to review its reporting framework (including, where relevant, the use of alternative performance measures).

Adjusted results exclude the following items from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software) and goodwill
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposals of associates, products and businesses; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

●	the impact of the enactment of the US Tax Cuts and Jobs Act in 2017

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group's financial performance, which is presented in its Total results.  The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings.  In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in recent years in response to significant changes in the Group's trading environment or overall strategy, or following material acquisitions, including the Novartis transaction in 2015.  Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria.  As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters.  They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 14, 15, 30 and 31.

GSK provides earnings guidance to the investor community on the basis of Adjusted results.  This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group's performance with its peers.  GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed.  As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes.  In particular, the increasing sales of dolutegravir-containing products have a favourable impact on the proportion of the preferential dividends that is allocated to GSK.  Adjusting items are allocated to shareholders based on their equity interests.  GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2018.

As consideration for the acquisition of Shionogi's interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir.  Under IFRS 3 'Business combinations', GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end.  The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million.  Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period.  At 31 December 2018, the liability, which is discounted at 8.5%, stood at £5,937 million, on a post-tax basis.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter.  These payments reduce the balance sheet liability and hence are not recorded in the income statement.  The cash payments made to Shionogi by ViiV Healthcare in 2018 were £793 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on page 64.

Financial performance - 2018

Total results

	2018 £m	2017 £m	Growth £%	Growth CER%

Turnover	30,821	30,186	2	5

Cost of sales	(10,241)	(10,342)	(1)	-

Gross profit	20,580	19,844	4	7

Selling, general and administration	(9,915)	(9,672)	3	5
Research and development	(3,893)	(4,476)	(13)	(12)
Royalty income	299	356	(16)	(17)
Other operating income/(expense)	(1,588)	(1,965)

Operating profit	5,483	4,087	34	43

Finance income	81	65
Finance expense	(798)	(734)
Profit on disposal of associates	3	94
Share of after tax profits of associates and joint ventures	31	13

Profit before taxation	4,800	3,525	36	46

Taxation	(754)	(1,356)
Tax rate %	15.7%	38.5%

Profit after taxation	4,046	2,169	87	100

Profit attributable to non-controlling interests	423	637
Profit attributable to shareholders	3,623	1,532

	4,046	2,169	87	100

Earnings per share	73.7p	31.4p	>100	>100

Sales performance - 2018

Group turnover by business	2018

	£m	Growth £%	Growth CER%

Pharmaceuticals	17,269	-	2
Vaccines	5,894	14	16
Consumer Healthcare	7,658	(1)	2

Group turnover	30,821	2	5

Group turnover was up 2% AER, 5% CER to £30,821 million.

Pharmaceuticals sales were flat at AER but up 2% CER, driven primarily by the growth in HIV sales and the new Respiratory products, Nucala and the Ellipta portfolio.  This was partly offset by lower sales of Seretide/Advair and Established Pharmaceuticals.  Overall Respiratory sales declined 1% AER but grew 1% CER.

Vaccines sales were up 14% AER, 16% CER, primarily driven by sales of Shingrix in the US and growth in influenza and Hepatitis vaccines, which also benefited from a competitor supply shortage, partly offset by declines in some Established Vaccines.

Consumer Healthcare sales declined 1% AER but grew 2% CER with broad-based growth in Oral health and Wellness partly offset by increased competitive pressures in Europe, the divestments of some smaller brands, including Horlicks and MaxiNutrition in the UK, as well as the impact of the implementation of the Goods & Services Tax (GST) in India.

Group turnover by geographic region	2018

	£m	Growth £%	Growth CER%

US	11,982	6	9
Europe	7,973	-	(1)
International	10,866	(1)	4

Group turnover	30,821	2	5

US sales grew 6% AER, 9% CER, driven by the growth of Shingrix and Hepatitis vaccines as well as strong performances from HIV and Benlysta, offset by declines in Established Pharmaceuticals and Respiratory.

Europe sales were flat at AER, but declined 1% CER, as declines in Established Pharmaceuticals, older HIV products, Meningitis vaccines and Consumer Healthcare more than offset growth from Tivicay and Triumeqand the new Respiratory products.

In International, sales declined 1% AER, but grew 4% CER, reflecting strong growth in Tivicay, Triumeq and the Respiratory portfolio.  Sales in Emerging Markets declined 2% AER, but grew 4% CER.

Pharmaceuticals

	2018

	£m	Growth £%	Growth CER%

Respiratory	6,928	(1)	1
HIV	4,722	9	11
Immuno-inflammation	472	25	28
Established Pharmaceuticals	5,147	(7)	(4)

	17,269	-	2

US	7,453	(2)	1
Europe	4,072	2	1
International	5,744	-	5

	17,269	-	2

Pharmaceuticals turnover in the year was £17,269 million, flat at AER, but up 2% CER, driven primarily by the growth in HIV sales, which were up 9% AER, 11% CER, to £4,722 million, reflecting share growth over the year in the dolutegravir portfolio; Triumeq, Tivicay and Juluca.  Respiratory sales declined 1% AER, but grew 1% CER, to £6,928 million, with growth from the Ellipta portfolio and Nucala partly offset by lower sales of Seretide/Advair.  Sales of Established Pharmaceuticals were down 7% AER, 4% CER.

In the US, sales declined 2% AER but grew 1% at CER, with growth in the HIV portfolio and Benlysta offsetting declines in Established Pharmaceuticals and Respiratory.  In Europe, sales grew 2% AER, 1% CER, with growth in the Respiratory portfolio offsetting the continued impact of generic competition to Epzicom and Avodart.  International was flat at AER but grew 5% CER, with growth driven by HIV and the new Respiratory portfolio.

Respiratory
Total Respiratory sales declined 1% AER, but grew 1% CER, with the US down 5% AER, 3% CER.  In Europe, sales grew 5% AER, 4% CER and International grew 3% AER, 7% CER.  Growth from the Ellipta portfolio and Nucala was partly offset by lower sales of Seretide/Advair.

Sales of Nucala were £563 million in the year, up 64% AER, 66% CER, continuing to benefit from the global rollout of the product.  US sales of Nucala grew 44% AER, 48% CER to £341 million, despite increased competition, benefiting from continued market expansion.

Sales of Ellipta products were up 29% AER, 32% CER, driven by continued growth in all regions.  In the US, sales grew 24% AER, 27% CER, reflecting further market share gains, partly offset by the impact of continued competitive pricing pressures, particularly for ICS/LABAs.  In Europe, sales grew 42% AER, 41% CER.  Sales of Trelegy Ellipta, our new once-daily closed triple product, contributed £156 million to total Ellipta sales, benefiting from an expanded label in the US.

Relvar/Breo Ellipta sales grew 8% AER, 10% CER, to £1,089 million, primarily driven by growth in Europe, which was up 25% AER, 24% CER to £253 million, and in International, which was up 26% AER, 31% CER to £255 million.  In the US, Breo Ellipta sales declined 3% AER, 1% CER, with volume growth of 27%, reflecting continued market share growth, offset by the combined impact of prior period payer rebate adjustments and increased competitive pricing pressure.  Anoro Ellipta sales grew 39% AER, 42% CER to £476 million, driven primarily by share gains in the US.  All Ellipta products, Breo, Anoro, Incruse, Arnuity and Trelegy, continued to grow market share in the US during the year.

Sales of New Respiratory products, comprising Ellipta products and Nucala, grew 35% AER, 38% CER to £2,612 million.

Seretide/Advair sales declined 23% AER, 21% CER to £2,422 million.  Sales of Advair in the US declined 32% AER, 30% CER (9% volume decline and 21% negative impact of price) primarily reflecting increased competitive pricing pressures.  In Europe, Seretide sales were down 19% AER, 20% CER to £599 million (13% volume decline and a 7% price decline).  This reflected continued competition from generic products and the transition of the Respiratory portfolio to newer products.  In International, sales of Seretide were down 7% AER, 4% CER, to £726 million (5% volume decline and 1% positive impact of price), with declines in markets with generic competition partly offset by growth from other developing markets.

HIV
HIV sales increased 9% AER, 11% CER to £4,722 million in the year, with the US up 8% AER, 10% CER, Europe up 7% AER, 6% CER and International up 14% AER, 20% CER.

The growth was driven by the increase in market share over the year in the dolutegravir products which grew 14% AER, 16% CER.  This was partly offset by the decline in the established portfolio, particularly the impact of generic competition to Epzicom/Kivexa in Europe.  Triumeq, Tivicay and Juluca (which was approved in the US in November 2017), recorded sales of £2,648 million, £1,639 million and £133 million, respectively, in the year.  Epzicom/Kivexa sales declined 50% AER, 48% CER to £117 million.

Immuno-inflammation
Sales in the year were up 25% AER, 28% CER, primarily driven by Benlysta, which grew 26% AER, 29% CER to £473 million.  In the US, Benlysta grew 24% AER, 27% CER to £420 million, benefiting from the launch of the sub-cutaneous formulation in the third quarter.

Established Pharmaceuticals
Sales of Established Pharmaceuticals were £5,147 million, down 7% AER, 4% CER, reflecting efforts to maximise the value from this portfolio but also the benefit of certain post-divestment contract manufacturing sales and the first instalment of a 12-month Relenza supply contract in Europe.

The Avodart franchise was down 7% AER, 5% CER to £572 million, primarily due to the loss of exclusivity in Europe, with the US impact now broadly annualised.  Coreg franchise sales declined 63% AER, 63% CER following a generic Coreg CR entrant to the US market in Q4 2017.  Lamictal sales declined 5% AER, 3% CER to £617 million.

Vaccines

	2018

	£m	Growth £%	Growth CER%

Meningitis	881	(1)	2
Influenza	523	7	10
Shingles	784	>100	>100
Established Vaccines	3,706	(1)	-

	5,894	14	16

US	2,701	45	48
Europe	1,561	(2)	(4)
International	1,632	(3)	-

	5,894	14	16

Vaccines turnover grew 14% AER, 16% CER to £5,894 million, primarily driven by growth in sales of Shingrix, Hepatitis vaccines, which also benefited from a competitor supply shortage and higher sales of influenza products.  This was partly offset by lower sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) due to increased competitive pressures, particularly in Europe, and unfavourable year-on-year CDC stockpile movements in the US, together with lower Synflorix sales, reflecting lower pricing and demand in Emerging Markets.

Meningitis
Meningitis sales were down 1% AER but up 2% CER to £881 million.  Bexsero sales grew 5% AER, 9% CER driven by demand and share gains in the US, together with continued growth in private market sales in International, partly offset by the completion of vaccination of catch-up cohorts in certain markets in Europe.  Menveo sales declined 15% AER, 12% CER, primarily reflecting supply constraints in Europe and International as well as a strong comparator in 2017 and unfavourable year-on-year CDC stockpile movements in the US, partly offset by demand and share gains in the US.

Influenza
Fluarix/FluLaval sales grew 7% AER, 10% CER to £523 million, driven by strong sales execution in the US and improved sales in Europe, partly offset by increased price competition in the US.

Shingles
Shingrix recorded sales of £784 million, primarily in the US and Canada, driven by demand and share gains. US sales benefited from market growth in new patient populations now covered by immunisation recommendations and Shingrix has now achieved a 98% market share.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were down 8% AER, 7% CER. Infanrix, Pediarix sales were down 8% AER, 7% CER to £680 million, reflecting increased competitive pressures in Europe as well as unfavourable year-on-year CDC stockpile movements in the US, partly offset by stronger demand in International.  Boostrix sales declined 8% AER, 7% CER to £517 million, primarily driven by the return to the market of a competitor in Europe and lower demand in International.

Hepatitis vaccines grew 17% AER, 19% CER to £808 million, benefiting from stronger demand in the US and Europe as well as a competitor supply shortage in the US.

Rotarix sales were down 1% AER but up 1% CER to £521 million, reflecting higher demand in Europe, partly offset by lower demand in International.

Synflorix sales declined 17% AER, 17% CER to £424 million, primarily impacted by lower pricing and demand in Emerging Markets.

Consumer Healthcare

	2018

	£m	Growth £%	Growth CER%

Wellness	3,940	(2)	1
Oral health	2,496	1	4
Nutrition	643	(5)	1
Skin health	579	(4)	(1)

	7,658	(1)	2

US	1,828	-	2
Europe	2,340	(1)	(2)
International	3,490	(2)	4

	7,658	(1)	2

Consumer Healthcare sales in the year declined 1% AER but grew 2% CER to £7,658 million, with broad-based growth in Oral health and Wellness partly offset by a decline in Panadol and lower sales of smaller brands.  International markets performed strongly, particularly India and Brazil, whilst Europe was impacted by intensifying competitive pressure in the second half of 2018.

The aggregate impact from generic competition on Transderm Scop in the US, the divestment of Horlicks and MaxiNutrition in the UK and other small non-strategic brands and implementation of the Goods & Service Tax (GST) in India was to reduce overall sales growth by approximately one percentage point.

Wellness
Wellness sales declined 2% AER but grew 1% CER to £3,940 million.  Respiratory sales grew in low single digits, led by Theraflu supported by a strong cold and flu season earlier in the year as well as the TherafluPowerPods launch in the US in the second half of the year.  Otrivin grew in mid single digits, benefiting from new variants, and Flonase returned to growth following a weaker allergy season earlier this year.

Pain relief sales were flat as low single-digit growth in Voltaren and double-digit growth in Fenbid were offset by a decline in Panadol sales due to a change in the route-to-market model in South-East Asia and the discontinuation of slow-release Panadol products in the Nordic countries.

Oral health
Oral health sales grew 1% AER, 4% CER to £2,496 million, as increased competitive pressures in Europe were offset by double digit growth from Sensodyne in a number of International markets, including India and Turkey, and strong single-digit growth in the US driven by Sensodyne Rapid.  Denture care grew in high single digits through the launch of Corega Max in Russia and Brazil and Gum health delivered double-digit growth with continued strong Parodontax performance in the US.  Growth was also partly impacted by de-stocking in International.

Nutrition
Nutrition sales declined 5% AER but grew 1% CER to £643 million.  The Nutrition business in India performed strongly across the product portfolio including new innovations such as Horlicks Protein+ which was launched earlier in the year.  The impact of divestments and India GST implementation on growth was approximately eight percentage points.

Skin health
Skin health sales were down 4% AER, 1% CER to £579 million, largely driven by a decline in Physiogel and the divestment of several small non-strategic brands in the US, which had a negative impact on growth of one percentage point.

Total results - 2018

Cost of sales
Cost of sales as a percentage of turnover was 33.2%, down 1.0 percentage points at AER and 1.4 percentage points in CER terms compared with 2017.  This primarily reflected a favourable comparison with £363 million of non-cash restructuring costs from the write-downs of assets in 2017 related to the decision to withdraw Tanzeum progressively.  The year also benefited from a more favourable product mix in Vaccines and Consumer Healthcare, particularly the launch of Shingrix, together with a further contribution from integration and restructuring savings.  This was partly offset by continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and in Established Vaccines, together with increased input costs and an adverse comparison with the benefit of a settlement for lost third party supply volume in 2017 in Vaccines.

Selling, general and administration
SG&A costs as a percentage of turnover were 32.2%, 0.1 percentage points higher than in 2017 at both AER and CER, reflecting growth of 3% AER, 5% CER.  The increase in SG&A costs primarily reflected higher restructuring costs, and investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, partly offset by tight control of ongoing costs, particularly in non-promotional and back office spending, across all three businesses.

Research and development
R&D expenditure was £3,893 million (12.6% of turnover), 13% AER, 12% CER lower than in 2017.  This reflected reduced restructuring costs primarily due to the comparison with the provision for obligations as a result of the decision to withdraw Tanzeum in 2017 and lower intangible impairments, a favourable comparison with the impact of the Priority Review Voucher purchased and utilised in H1 2017 and the benefit of the R&D prioritisation initiatives started in the second half of last year.  This was partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology, as well as provisions for the costs payable to a third party relating to the use of a Priority Review Voucher awarded in 2018.

Royalty income
Royalty income was £299 million (2017: £356 million), down 16% AER and 17% CER, the reduction primarily reflecting the patent expiry of Cialis, partly offset by an increase in the Gardasil royalty.

Other operating income/(expense)
Other operating expense of £1,588 million (2017: £1,965 million) primarily reflected £1,846 million (2017: £1,517 million) of accounting charges arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option previously held by Novartis and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.  The 2017 charges included the impact of US tax reform, which increased the fair value of these liabilities by £666 million.  This was partly offset by the profit on a number of asset disposals, including tapinarof, as well as a gain arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, net of disposal costs.

The accounting charges were driven primarily by a £758 million re-measurement of the contingent consideration liability due to Shionogi, largely related to the regular updates of exchange rate assumptions to period end rates and sales forecasts following a number of studies including the GEMINI study completed in Q2 2018, together with a £430 million unwind of the discount.  In addition, a net charge of £658 million reflected the re-measurement of the valuation of the Consumer Healthcare put option to reflect the price agreed with Novartis to acquire its shareholding, together with movements in exchange rates largely offset by gains on hedging contracts.

Operating profit
Total operating profit was £5,483 million in 2018 compared with £4,087 million in 2017.  The increase in operating profit primarily reflected a favourable comparison with charges of £666 million in 2017 arising from the impact of US tax reform on the valuation of the Consumer Healthcare and HIV businesses and reduced restructuring costs and asset impairments.  In addition, there was a contribution from sales growth, a more favourable mix, primarily in Vaccines and Consumer Healthcare, benefits from the prioritisation of R&D expenditure and comparison with the impact of the Priority Review Voucher utilised and expensed in 2017, alongside continued tight control of ongoing costs.  This was partly offset by the increased impact of accounting charges related to the re-measurement of the liabilities for contingent consideration, put options and preferential dividends, continuing pricing pressure, particularly in Respiratory, increased input costs, the comparison with the benefit in Q2 2017 of a settlement for lost third party supply volume in Vaccines, investments in new product support, particularly for launches in Respiratory, HIV and Vaccines and a reduction in royalty income.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.  Total contingent consideration cash payments in 2018 amounted to £1,137 million (2017: £685 million).  This included a cash milestone paid to Novartis of $450 million (£317 million) as well as cash payments made to Shionogi of £793 million (2017: £671 million).

Net finance costs
Net finance costs were £717 million compared with £669 million in 2017.  This reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 as well as additional interest on tax arising from a historic tax settlement, recorded in Q3 2018, and an adverse comparison with a provision release of £24 million in Q4 2017, partly offset by the benefit of a one-off accounting adjustment to the amortisation of long term bond interest charges of £20 million in Q1 2018, the benefit from older bonds being refinanced at lower interest rates and the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
The charge of £754 million represented an effective tax rate on Total results of 15.7% (2017: 38.5%) and reflected the different tax effects of the various Adjusting items.  This includes the effect of a reduced estimate of the 2017 impact of US tax reform of £125 million, following additional guidance being released by the IRS and a re-assessment of estimates of uncertain tax positions following the settlement of a number of open issues with tax authorities.  The reduction from the prior year effective tax rate on Total profits was driven primarily by a favourable comparison with the impact of US tax reform, which resulted in a number of charges in Q4 2017.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £423 million (2017: £637 million).  The reduction was primarily due to the lower allocation of Consumer Healthcare profits of £117 million (2017: £415 million) following the buyout of Novartis' interest.  This was partly offset by an increased allocation of ViiV Healthcare profits and higher net profits in some of the Group's other entities with non-controlling interests.

Earnings per share
Total earnings per share was 73.7p, compared with 31.4p in 2017.  The increase in earnings per share primarily reflected a favourable comparison with charges in 2017 arising from the impact of US tax reform, reduced restructuring costs and asset impairments, increased operating profits, a lower tax rate and a reduced non-controlling interest allocation of Consumer Healthcare profits, partly offset by higher transaction-related charges arising from increases in the valuation of the liabilities for contingent consideration, put options and preferential dividends.

Currency impact on 2018 results
The results for 2018 are based on average exchange rates, principally £1/$1.33, £1/€1.13 and £1/Yen 147.  Comparative exchange rates are given on page 59.  The period-end exchange rates were £1/$1.27, £1/€1.11 and £1/Yen 140.

In 2018, turnover increased 2% in AER terms and 5% CER.  Total EPS was 73.7p compared with 31.4p in 2017.  The negative currency impact primarily reflected the strength of Sterling, particularly against the US Dollar, Yen and Emerging Market currencies, relative to 2017.

Adjusting items The reconciliations between Total results and Adjusted results for 2018 and 2017 are set out below.

Year ended 31 December 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	30,821						30,821
Cost of sales	(10,241)	536	69	443	15	-	(9,178)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	20,580	536	69	443	15	-	21,643

Selling, general and administration	(9,915)		2	315	98	38	(9,462)
Research and development	(3,893)	44	45	49		20	(3,735)
Royalty income	299						299
Other operating income/(expense)	(1,588)			2	1,864	(278)	-
	------------	------------	------------	------------	------------	------------	------------
Operating profit	5,483	580	116	809	1,977	(220)	8,745

Net finance costs	(717)			4	(3)	18	(698)
Profit on disposal of associates	3					(3)	-
Share of after tax profits of associates and joint ventures	31						31
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	4,800	580	116	813	1,974	(205)	8,078

Taxation	(754)	(109)	(19)	(170)	(239)	(244)	(1,535)
Tax rate %	15.7%						19.0%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	4,046	471	97	643	1,735	(449)	6,543
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	423				251		674

Profit attributable to shareholders	3,623	471	97	643	1,484	(449)	5,869
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	73.7p	9.6p	2.0p	13.1p	30.2p	(9.2)p	119.4p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,914						4,914
	------------						------------

Year ended 31 December 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	US tax reform £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------	------------
Turnover	30,186							30,186
Cost of sales	(10,342)	546	400	545	80	-		(8,771)
	------------	------------	------------	------------	------------	------------	------------	------------
Gross profit	19,844	546	400	545	80	-		21,415

Selling, general and administration	(9,672)			248		83		(9,341)
Research and development	(4,476)	45	288	263		18		(3,862)
Royalty income	356							356
Other operating income/ (expense)	(1,965)				1,519	(220)	666	-
	------------	------------	------------	------------	------------	------------	------------	------------
Operating profit	4,087	591	688	1,056	1,599	(119)	666	8,568

Net finance costs	(669)			4		8		(657)
Profit on disposal of associates	94					(94)		-
Share of after tax profits of associates and joint ventures	13							13
	------------	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	3,525	591	688	1,060	1,599	(205)	666	7,924

Taxation	(1,356)	(134)	(176)	(209)	(619)	(251)	1,078	(1,667)
Tax rate %	38.5%							21.0%
	------------	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	2,169	457	512	851	980	(456)	1,744	6,257
	------------	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	637				42		114	793

Profit attributable to shareholders	1,532	457	512	851	938	(456)	1,630	5,464
	------------	------------	------------	------------	------------	------------	------------	------------

Earnings per share	31.4p	9.4p	10.5p	17.4p	19.2p	(9.4)p	33.3p	111.8p
	------------	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,886							4,886
	------------							------------

Intangible asset amortisation and impairment
Intangible asset amortisation was £580 million compared with £591 million in 2017.  Intangible asset impairments related to commercial and Pharmaceuticals R&D development assets were £116 million (2017: £688 million).  The 2017 charge included impairments related to the withdrawal of Tanzeum and a number of other commercial and Pharmaceuticals R&D development assets.  These charges were non-cash items.

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites, are likely to take several years to complete.

Major restructuring costs are those related to specific Board approved Major restructuring programmes.  Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million.  Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

The Board approved a new Major restructuring programme in July 2018, which is designed to significantly improve the competitiveness and efficiency of the Group's cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs.

Total Major restructuring charges incurred in 2018 were £809 million (2017: £1,056 million), analysed as follows:

	2018			2017

	Cash £m	Non-cash £m	Total £m	Cash £m	Non-cash £m	Total £m

Combined restructuring and integration programme	330	110	440	531	525	1,056
2018 major restructuring programme	279	90	369	-	-	-

	609	200	809	531	525	1,056

Non-cash charges arising under the existing Combined restructuring and integration programme primarily related to the write-down of assets as part of the announced plans to reduce the manufacturing network.  Cash charges arose from restructuring in the Europe and International Pharmaceuticals commercial operations and some manufacturing sites.  Non-cash charges under the 2018 major restructuring programme primarily related to announced plans to restructure the manufacturing network and cash charges to date under the 2018 major restructuring programme primarily related to restructuring in the US Pharmaceuticals commercial operation, as well as some manufacturing sites and central functions.

Total cash payments for the two programmes made in the year were £537 million (2017: £555 million).

The analysis of major restructuring charges by business was as follows:

	2018 £m	2017 £m

Pharmaceuticals	563	682
Vaccines	104	177
Consumer Healthcare	72	137

	739	996
Corporate & central functions	70	60

Total Major restructuring costs	809	1,056

The analysis of Major restructuring charges by Income statement line was as follows:

	2018 £m	2017 £m

Cost of sales	443	545
Selling, general and administration	315	248
Research and development	49	263
Other operating income/(expense)	2	-

Total Major restructuring costs	809	1,056

The Combined restructuring and integration programme delivered incremental annual cost savings in the year of £0.3 billion.  Given its relatively recent launch, the benefit delivery this year from the 2018 major restructuring programme was not material.

The analysis of incremental annual cost savings in the year by Income statement line was as follows:

	2018 £bn	2017 £bn

Cost of sales	0.2	0.2
Selling, general and administration	0.1	0.4
Research and development	-	0.1

Total Major restructuring savings	0.3	0.7

Total cash charges for the Combined restructuring and integration programme are now expected to be approximately £4.1 billion with non-cash charges up to £1.6 billion.  The programme has now delivered approximately £3.9 billion of annual savings, including an estimated currency benefit of £0.3 billion.  The programme is now expected to deliver by 2020 total annual savings of £4.4 billion on a constant currency basis, including an estimated benefit of £0.4 billion from currency on the basis of 2018 average exchange rates.

The 2018 major restructuring programme is expected to cost £1.7 billion over the period to 2021, with cash costs of £0.8 billion and non-cash costs of £0.9 billion, and is expected to deliver annual savings of around £400 million by 2021 (at 2018 rates).  These savings will be fully re-invested to help fund targeted increases in R&D and commercial support of new products.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,977 million (2017: £1,599 million).  This primarily reflected £1,846 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2018 £m	2017 £m

Consumer Healthcare Joint Venture put option	658	986
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	1,188	556
ViiV Healthcare put options and Pfizer preferential dividends	(58)	(126)
Contingent consideration on former Novartis Vaccines business	58	101
Other adjustments	131	82

Total transaction-related charges	1,977	1,599

A net charge of £658 million relating to the Consumer Healthcare Joint Venture represented the re-measurement of the valuation of the Consumer Healthcare put option to the agreed valuation of $13 billion (£9.2 billion on signing), together with an increase due to movements in exchange rates, which was largely offset by gains on hedging contracts.

The £1,188 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare Joint Venture represented a £758 million increase in the valuation of the contingent consideration due to Shionogi, primarily as a result of updated exchange rate assumptions and sales forecasts following the GEMINI study completed in Q2 2018, together with a £430 million unwind of the discount.

Other adjustments included a £51 million charge reflecting the release of an indemnity asset relating to the tax treatment of inventory acquired as part of the Novartis Vaccines acquisition, with a corresponding offset in tax, as well as acquisition costs relating to the acquisition of Tesaro completed in January 2019 and the announced agreement with Pfizer to combine our consumer healthcare businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.  Total contingent consideration cash payments in the year amounted to £1,137 million (2017: £685 million).  This included a cash milestone paid to Novartis of $450 million (£317 million) as well as cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £793 million (2017: £671 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 64.

Divestments, significant legal charges and other items
Divestments and other items included the profit on a number of asset disposals, including tapinarof, a gain arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, which is expected to complete by the end of 2019, net of disposal costs, as well as equity investment impairments and certain other adjusting items.  A charge of £33 million (2017: £68 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation.  Significant legal cash payments were £39 million (2017: £192 million).

Adjusted results The reconciliations between Total results and Adjusted results for 2018 and 2017 are set out on pages 14 and 15.

	2018

	£m	% of turnover	Growth £%	Growth CER%

Turnover	30,821	100	2	5

Cost of sales	(9,178)	(29.8)	5	6
Selling, general and administration	(9,462)	(30.7)	1	4
Research and development	(3,735)	(12.1)	(3)	(2)
Royalty income	299	1.0	(16)	(17)

Adjusted operating profit	8,745	28.4	2	6

Adjusted profit before tax	8,078		2	6
Adjusted profit after tax	6,543		5	9
Adjusted profit attributable to shareholders	5,869		7	12

Adjusted earnings per share	119.4p		7	12

Operating profit by business	2018

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	8,420	48.8	(3)	-
Pharmaceuticals R&D*	(2,676)		(2)	(1)

Total Pharmaceuticals	5,744	33.3	(3)	-
Vaccines	1,943	33.0	18	25
Consumer Healthcare	1,517	19.8	10	15

	9,204	29.9	3	7
Corporate & other unallocated costs	(459)		22	15

Adjusted operating profit	8,745	28.4	2	6

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the President, Pharmaceuticals R&D.  It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.  A more detailed breakdown of R&D expenses is set out on page 40.

Operating profit
Adjusted operating profit was £8,745 million, 2% higher at AER compared with 2017 and 6% higher at CER on a turnover increase of 5%.  The Adjusted operating margin of 28.4% was flat at AER compared with 2017 but 0.5 percentage points higher on a CER basis.  This reflected the benefit from sales growth at CER in all three businesses, a more favourable mix, primarily in Vaccines and Consumer Healthcare, the benefits of prioritisation of R&D expenditure and the comparison with the impact of the Priority Review Voucher utilised and expensed in 2017 as well as continued tight control of ongoing costs across all three businesses.  This was partly offset by continuing pricing pressure, particularly in Respiratory, increased input costs, the comparison with the benefit in Q2 2017 of a settlement for lost third party supply volume in Vaccines, investments in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines and a reduction in royalty income.

Cost of sales
Cost of sales as a percentage of turnover was 29.8%, up 0.7 percentage points at AER, and 0.4 percentage points in CER terms compared with 2017.  This primarily reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and Established Vaccines, as well as increased input costs and an adverse comparison with the benefit of a settlement for lost third party supply volume in 2017 in Vaccines.  This was partly offset by a more favourable product mix in Vaccines and Consumer Healthcare, particularly with the launch of Shingrix, as well as a further contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs as a percentage of turnover were 30.7%, 0.2 percentage points lower at AER than in 2017 and 0.3 percentage points lower on a CER basis.  This reflected an increase of 1% AER, 4% CER, primarily resulting from increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines, partly offset by tight control of ongoing costs, particularly in non-promotional and back office spending, across all three businesses.

Research and development
R&D expenditure was £3,735 million (12.1% of turnover), 3% AER, 2% CER lower than 2017, primarily reflecting the favourable comparison with the impact of the Priority Review Voucher purchased and utilised in 2017 and the benefit of the prioritisation initiatives started in the second half of 2017.  This was partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology, as well as the provision for the costs payable to a third party relating to the use of a Priority Review Voucher awarded and utilised in 2018.

Royalty income
Royalty income was £299 million (2017: £356 million), the reduction primarily reflecting the patent expiry of Cialis, partly offset by an increase in the Gardasil royalty.

Operating profit by business
Pharmaceuticals operating profit was £5,744 million, down 3% AER but flat at CER on a turnover increase of 2% CER.  The operating margin of 33.3% was 1.0 percentage points lower at AER than in 2017 and 0.9 percentage points lower on a CER basis.  This primarily reflected the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio, increased investment in new product support and a reduction in royalty income.  This was partly offset by the benefits of prioritisation within R&D and a favourable comparison with the impact of the Priority Review Voucher purchased in 2017.

Vaccines operating profit was £1,943million, 18% AER, 25% CER higher than in 2017 on a turnover increase of 16% CER.  The operating margin of 33.0% was 1.1 percentage points higher at AER than in 2017 and 2.5 percentage points higher on a CER basis.  This was primarily driven by enhanced operating leverage from strong sales growth, an improved product mix, including the impact of the launch of Shingrix, together with further restructuring and integration benefits.  This was partly offset by the comparison with the benefit of a settlement for lost third party supply volume recorded in 2017, increased supply chain costs and increased SG&A investments to support new launches and business growth.

Consumer Healthcare operating profit was £1,517 million, up 10% AER, 15% CER on a turnover increase of 2% CER.  The operating margin of 19.8% was 2.1 percentage points higher than in 2017 and 2.2 percentage points higher on a CER basis.  This primarily reflected improved product mix and manufacturing restructuring and integration benefits, as well as continued tight control of promotional and other operating expenses.

Net finance costs
Net finance costs were £698 million compared with £657 million in 2017.  The increase reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 as well as a £23 million increase in interest on tax arising from settlement of a historic tax matter in Q3 2018 and an adverse comparison with a provision release of £23 million in Q4 2017.  This was partly offset by the benefit of a one-off accounting adjustment to the amortisation of long term bond interest charges of £20 million in Q1 2018, the benefit from older bonds and the facilities utilised to fund the acquisition of Novartis' stake in the Consumer Healthcare JV being refinanced at lower interest rates and fair value gains on hedging instruments.

Taxation
Tax on Adjusted profit amounted to £1,535 million and represented an effective Adjusted tax rate of 19.0% (2017: 21.0%).  The reduction in the effective Adjusted tax rate in 2018 is primarily driven by the reduction in the US federal tax rate.  See 'Taxation' on page 58 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £674 million (2017: £793 million).  The reduction was primarily due to the lower allocation of Consumer Healthcare profits of £118 million (2017: £344 million) following the buyout of Novartis' interest.  This was partly offset by an increased allocation of ViiV Healthcare profits of £501 million (2017: £414 million), and the changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products, as well as increases in the allocation due to higher net profits in some of the Group's other entities with non-controlling interests.

Earnings per share
Adjusted EPS of 119.4p was up 7% AER, 12% CER, compared with a 6% CER increase in Adjusted operating profit, primarily as a result of a reduced non-controlling interest allocation of Consumer Healthcare profits and a lower Adjusted tax rate.

Currency impact on 2018 results
The results for 2018 are based on average exchange rates, principally £1/$1.33, £1/€1.13 and £1/Yen147.  Comparative exchange rates are given on page 59.  The period-end exchange rates were £1/$1.27, £1/€1.11 and £1/Yen140.

In 2018, turnover increased 2% in AER terms and 5% CER.  Adjusted EPS was 119.4p compared with 111.8p in 2017, up 7% AER, 12% CER.  The negative currency impact primarily reflected the strength of Sterling, particularly against the US Dollar, Yen and Emerging Market currencies, relative to 2017.  Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the negative currency impact of five percentage points on Adjusted EPS.

Financial performance - Q4 2018

Total results

The Total results for the Group are set out below.

	Q4 2018 £m	Q4 2017 £m	Growth £%	Growth CER%

Turnover	8,197	7,639	7	5

Cost of sales	(2,904)	(2,558)	14	13

Gross profit	5,293	5,081	4	1

Selling, general and administration	(2,620)	(2,533)	3	1
Research and development	(1,076)	(1,209)	(11)	(14)
Royalty income	79	69	14	6
Other operating income/(expense)	(122)	(896)

Operating profit	1,554	512	>100	>100

Finance income	24	16
Finance expense	(209)	(154)
Profit on disposal of associates	-	66
Share of after tax profits of associates and joint ventures	5	2

Profit before taxation	1,374	442	>100	>100

Taxation	(74)	(805)
Tax rate %	5.4%	>100%

Profit/(loss) after taxation	1,300	(363)	>100	>100

Profit attributable to non-controlling interests	85	183
Profit/(loss) attributable to shareholders	1,215	(546)

	1,300	(363)	>100	>100

Earnings/(loss) per share	24.7p	(11.2)p	>100	>100

Sales performance - Q4 2018

Group turnover by business	Q4 2018

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,810	6	4
Vaccines	1,479	22	18
Consumer Healthcare	1,908	1	1

Group turnover	8,197	7	5

Group turnover was up 7% AER, 5% CER to £8,197 million, with growth delivered by all three businesses.

Pharmaceuticals sales grew 6% AER, 4% CER, with growth in all therapy areas.  HIV sales were up 10% AER, 6% CER to £1,276 million, reflecting strong performances by Tivicay and Juluca.  Respiratory sales were up 5% AER, 2% CER to £1,991 million, with growth from the Ellipta portfolio and Nucala.

Vaccines sales were up 22% AER, 18% CER, driven primarily by growth in sales of Shingrix in the US and influenza products, partly offset by declines in Meningitis and Established Vaccines.

Consumer Healthcare sales grew 1% AER, 1% CER reflecting growth in Oral health and Wellness, partly offset by increased competitive pressures in Europe and by a decline in Nutrition and Skin health, primarily following the divestments of some smaller brands, including Horlicks and MaxiNutrition in the UK.

Group turnover by geographic region	Q4 2018

	£m	Growth £%	Growth CER%

US	3,274	15	8
Europe	2,030	2	1
International	2,893	3	6

Group turnover	8,197	7	5

US sales grew 15% AER, 8% CER driven by strong performances from Shingrix, HIV products, Benlysta and new Respiratory products.

Europe sales grew 2% AER, 1% CER as growth from HIV and the new Respiratory products was partly offset by a decline in Consumer Healthcare sales and a decrease in Bexsero sales, largely due to the completion of the vaccination of catch-up cohorts in certain markets that benefited Q4 2017.

In International, sales grew 3% AER, 6% CER reflecting strong growth in the new Respiratory products as well as HIV and Established Pharmaceutical sales.  Sales in Emerging Markets grew 1% AER, 5% CER, driven by strong growth of Horlicks in India, Panadol in Latin America and respiratory products.

Pharmaceuticals

	Q4 2018

	£m	Growth £%	Growth CER%

Respiratory	1,991	5	2
HIV	1,276	10	6
Immuno-inflammation	136	40	34
Established Pharmaceuticals	1,407	1	1

	4,810	6	4

US	2,119	4	(1)
Europe	1,110	7	6
International	1,581	7	9

	4,810	6	4

Pharmaceuticals turnover in the quarter was £4,810 million, up 6% AER, 4% CER, with growth in all therapy areas.  HIV sales were up 10% AER, 6% CER, to £1,276 million, reflecting continued growth of the dolutegravir portfolio, particularly Tivicay and Juluca.  Respiratory sales were up 5% AER, 2% CER, to £1,991 million, with growth from the Ellipta portfolio and Nucala more than offsetting lower sales of Seretide/Advair.  Sales of Established Pharmaceuticals grew 1% AER, 1% CER to £1,407 million.

In the US, sales grew 4% AER, but declined 1% CER, with growth in HIV, Benlysta and new Respiratory products more than offset by declines in Advair and Established Products.  In Europe, sales grew 7% AER, 6% CER, with strong growth in the Respiratory and HIV portfolios, as well as the benefit of the first instalment of a 12-month Relenza supply contract.  International grew 7% AER, 9% CER, with growth in HIV, Respiratory and Established Pharmaceuticals.

Respiratory
Total Respiratory sales were up 5% AER, 2% CER.  Growth from the Ellipta portfolio and Nucala more than offset lower sales of Seretide/Advair which declined 18% AER, 20% CER globally.  The US was up 2% AER but down 3% CER as the decline in Advair sales exceeded the growth in the new Respiratory products in the quarter.  In Europe, sales grew 9% AER, 7% CER and International grew 9% AER, 10% CER, including Japan, up 7% AER, 5% CER.

Sales of Nucala were £173 million in the quarter and grew 43% AER, 38% CER, continuing to benefit from the global rollout of the product.  US sales of Nucala grew 29% AER, 23% CER to £107 million.

Sales of Ellipta products were up 36% AER, 33% CER to £654 million driven by continued growth in all regions.  In the US, sales grew 33% AER, 28% CER, reflecting further market share gains, partly offset by the impact of continued competitive pricing pressures, particularly for ICS/LABAs.  In Europe, sales grew 52% AER, 51% CER.  Sales of Trelegy Ellipta, our new once-daily closed triple product, were £77 million in the quarter, continuing to benefit from an expanded label in the US.

Relvar/Breo Ellipta sales grew 13% AER, 9% CER, to £333 million, with growth in Europe, which was up 31% AER, 28% CER to £71 million and in International, which was up 25% AER, 26% CER to £76 million.  In the US, Relvar/Breo was up 3% AER, but down 2% CER to £186 million, with volume growth of 16% reflecting continued market share growth, offset by the impact of competitive pricing pressures in the ICS/LABA market.  Anoro Ellipta sales grew 32% AER, 28% CER to £144 million, driven by gains in the US.  All Ellipta products, Breo, Anoro, Incruse, Arnuity and Trelegy, continued to grow market share in the US during the quarter.

Sales of New Respiratory products, comprising Ellipta products and Nucala, grew 38% AER, 34% CER to £827 million.

Seretide/Advair sales declined 18% AER, 20% CER to £647 million.  Sales of Advair in the US declined 27% AER, 31% CER (15% volume decline and 16% negative impact of price) primarily reflecting increased competitive pricing pressures.  In Europe, Seretide sales were down 18% AER, 20% CER to £150 million (17% volume decline and a 3% price decline).  This reflected continued competition from generic products and the transition of the Respiratory portfolio to newer products.  In International, sales of Seretide were up 1% AER, 2% CER, to £198 million (2% volume decline and 4% positive impact of price), with decline in markets with generic competition offset by growth from other developing markets.

HIV
HIV sales increased 10% AER, 6% CER to £1,276 million in the quarter, with the US up 10% AER, 3% CER, Europe up 9% AER, 7% CER and International up 15% AER, 18% CER. US growth in the quarter was adversely impacted by year end stocking patterns compared to 2017.

The growth was driven by the dolutegravir portfolio which grew 14% AER, 9% CER.  Triumeq ,Tivicay and Juluca sales were £691 million, £452 million and £62 million, respectively, in the quarter.  The growth was partly offset by the decline in the established portfolio and, in particular, Epzicom/Kivexa, which declined 29% AER, 31% CER to £30 million, reflecting ongoing generic competition.

Immuno-inflammation
Sales in the quarter were up 40% AER, 34% CER, primarily driven by Benlysta which grew 42% AER, 34% CER to £138 million.  In the US, Benlysta grew 39% AER, 31% CER to £121 million, benefiting from the launch of the sub-cutaneous formulation in the third quarter of 2017.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,407 million, up 1% AER, 1% CER, reflecting efforts to maximise the value from this portfolio but also the benefit of certain post-divestment contract manufacturing sales and the first instalment of a 12-month Relenza supply contract in Europe.

The Avodart franchise was flat at AER but declined 1% CER to £149 million, primarily due to the loss of exclusivity in Europe, with the US impact now broadly annualised.  Coreg franchise sales declined 39% AER, 43% CER following a generic Coreg CR entrant to the US market in Q4 2017.  Lamictal sales declined 5% AER, 8% CER to £159 million.

Vaccines

	Q4 2018

	£m	Growth £%	Growth CER%

Meningitis	188	(6)	(9)
Influenza	193	74	69
Shingles	221	>100	>100
Established Vaccines	877	-	(3)

	1,479	22	18

US	666	78	65
Europe	377	(2)	(4)
International	436	(3)	(2)

	1,479	22	18

Vaccines turnover grew 22% AER, 18% CER to £1,479 million, primarily driven by growth in Shingrix, and strong performances by influenza products.  Meningitis vaccines declined 6% AER, 9% CER driven primarily by an adverse comparison with prior year CDC stockpile movements on Menveo in the US.  Established Vaccines were flat at AER but declined 3% CER, reflecting increased competition to Cervarix and supply phasing in China, competitive pressures particularly in the EU on DTPa-containing vaccines (Infanrix, Pediarixand Boostrix), partly offset by higher sales of Hepatitis vaccines.

Meningitis
Meningitis sales declined 6% AER, 9% CER to £188 million.  Bexsero sales declined 1% AER, 3% CER largely due to the completion of vaccination of catch-up cohorts in certain markets in Europe which benefited 2017, partly offset by demand and share gains in the US.  Menveo sales were down 32% AER, 37% CER, primarily reflecting the comparison with strong growth in Q4 2017, which included favourable CDC stockpile movements in the US.

Influenza
Fluarix/FluLaval sales were up 74% AER, 69% CER to £193 million, primarily reflecting strong sales execution in the US and improved sales in Europe.

Shingles
Shingrix recorded sales of £221 million in the quarter, primarily in the US and Canada.  US sales of Shingrixbenefited from market growth in new patient populations now covered by immunisation recommendations.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were up 4% AER but flat at CER.  Infanrix, Pediarix sales were up 5% AER, 1% CER to £165 million, reflecting the benefit of US channel stocking movements, partly offset by increased competitive pressures, particularly in Europe.  Boostrix sales were up 4% AER but down 1% CER to £139 million, primarily driven by the return to the market of a competitor in Europe, partly offset by stronger demand in the US.

Hepatitis vaccines grew 18% AER, 14% CER to £190 million, driven by stronger demand and competitor supply shortage in the US and Europe, favourable year-on-year CDC stockpile movements in the US, partly offset by supply constraints in International.

Rotarix sales increased 6% AER, 4% CER to £134 million, mainly driven by favourable phasing of tenders in Emerging Markets, partly offset by lower CDC purchases in the US.

Synflorix sales were down 5% AER, 6% CER to £106 million, mainly due to lower tender volumes in Europe, and unfavourable year-on-year phasing in International.

Cervarix sales declined 76% AER, 81% CER to £15 million, primarily reflecting increased competition and year-on-year supply phasing in China.

Consumer Healthcare

	Q4 2018

	£m	Growth £%	Growth CER%

Wellness	1,005	1	1
Oral health	623	3	3
Nutrition	154	(6)	(2)
Skin health	126	(6)	(5)

	1,908	1	1

US	489	11	4
Europe	543	(5)	(6)
International	876	-	3

	1,908	1	1

Consumer Healthcare sales grew 1% AER, 1% CER in the quarter to £1,908 million as growth in Oral health and Wellness was partly offset by declines in Nutrition and Skin health, primarily following the disposal of a number of products.  Growth in the US and International markets was partly offset by a decline in Europe.  The decline in Europe was mainly driven by a slowdown in consumption and increased competitive pressures.

The negative impact of the divestments of Horlicks and MaxiNutrition in the UK and other smaller brands earlier in the year was offset by growth in Transderm Scop in the US, which benefited from supply shortages faced by the generic competition.

Wellness
Wellness sales grew 1% AER, 1% CER to £1,005 million.  Respiratory sales grew in mid-single digits, mainly driven by Flonase consumption and Theraflu, which was supported by the US launch of Theraflu PowerPods.  Growth was partly offset by a decline in Pain relief, mainly the result of lower volumes shipped for Voltaren to rebalance the distribution channel, while Excedrin was impacted by a strong comparative performance in Q4 2017.  Panadol grew in double digits in Latin America but this was offset by the change in the route-to-market model in South-East Asia and the discontinuation of slow-release Panadol products in the Nordic countries.

Oral health
Oral health sales grew 3% AER, 3% CER to £623 million, mainly driven by Denture care and Sensodyne.  Denture care grew high single-digit, mainly in International markets, while Parodontax delivered broad-based double digit growth.  Strong momentum on Sensodyne in the quarter in the US and India was largely offset as we made executional adjustments to our marketing campaigns in Europe in response to intensified competitor promotional activity in the category and completed the last of the de-stocking in International markets.  Oral Health growth was also tempered by a decline in non-strategic brands.

Nutrition
Nutrition sales declined 6% AER, 2% CER to £154 million.  The Horlicks and MaxiNutrition divestments in the UK impacted growth by three percentage points.  The Nutrition business in India continued to grow in mid single digits, partly offset by a weaker performance in the Middle East.

Skin health
Skin health declined 6% AER, 5% CER to £126 million due to a weak quarter for Physiogel and divestments of small non-strategic brands in the US, which had a negative impact on growth of three percentage points.

Total results - Q4 2018

Cost of sales
Cost of sales as a percentage of turnover was 35.4%, 1.9 percentage points higher at AER and 2.6 percentage points higher in CER terms compared with Q4 2017.  This primarily reflected an increase in the costs of manufacturing restructuring programmes and a higher proportion of tenders and post-divestment contract manufacturing business in the quarter, together with continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and Established Vaccines and an unfavourable product mix in Pharmaceuticals, primarily as a result of the growth in some lower margin Established products and increased input costs.  This was partly offset by a more favourable product mix in Vaccines and Consumer Healthcare, particularly the impact of higher Vaccines sales, and a further contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs as a percentage of turnover were 32.0%, 1.2 percentage points lower compared with Q4 2017 at AER and 1.2 percentage points lower on a CER basis.  The growth in SG&A costs of 3% AER, 1% CER reflected increased investment in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV and targeted priority markets, and a charge arising from the equalisation of UK Guaranteed Minimum Pensions, as well as acquisition costs for Tesaro and the announced agreement with Pfizer to combine our consumer healthcare businesses.  This was partly offset by the tight control of ongoing costs, particularly in non-promotional spending across all three businesses, and reduced restructuring costs.

Research and development
R&D expenditure was £1,076 million (13.1% of turnover), down 11% AER, 14% CER, primarily reflecting lower intangible asset impairments and the benefits of the re-prioritisation of the R&D portfolio as well as the phasing of investment in late-stage programmes, particularly in HIV.  This was partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology.

Royalty income
Royalty income was £79 million (Q4 2017: £69 million), up 14% AER, 6% CER, primarily reflecting increased royalties on sales of Gardasil.

Other operating income/(expense)
Net other operating expense of £122 million (Q4 2017: £896 million) reflected £229 million (Q4 2017: £884 million) of accounting charges arising from the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

The largest element was a re-measurement of £261 million for the contingent consideration liability due to Shionogi, primarily arising from changes in exchange rate assumptions and the unwind of the discount.  The 2017 charges included the impact of US tax reform, which increased the fair value of these liabilities by £666 million.  This was partly offset by the profit on a number of asset disposals and a gain arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, net of disposal costs.

Operating profit
Total operating profit was £1,554 million in Q4 2018 compared with an operating profit of £512 million in Q4 2017.  The increase in operating profit reflected lower net other operating expenses compared with the charges of £666 million in Q4 2017 arising from the impact of US tax reform on the valuation of the Consumer Healthcare and HIV businesses, as well as the benefit from sales growth in all three businesses, a more favourable mix in Vaccines and Consumer Healthcare, continued tight control of ongoing costs across all three businesses, reduced intangible asset impairments, profit on a number of asset disposals and a gain arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, net of disposal costs.  This was partly offset by increased restructuring costs compared with Q4 2017, continuing price pressure, particularly in Respiratory, increased input costs, an unfavourable product mix in Pharmaceuticals, primarily as a result of a higher proportion of lower margin tenders and post-divestment contract manufacturing and investments in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.  Total contingent consideration cash payments in the quarter amounted to £222 million (Q4 2017: £193 million).  This included cash payments made to Shionogi of £209 million (Q4 2017: £186 million).

Net finance costs
Net finance costs were £185 million compared with £138 million in Q4 2017.  The increase primarily reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018 as well as an adverse comparison to a provision release for interest on tax of £24 million in Q4 2017.

Taxation
The charge of £74 million represented an effective tax rate on Total results of 5.4% (Q4 2017: >100%) and reflected the different tax effects of the various Adjusting items.  This includes the effect of a reduced estimate of the 2017 impact of US tax reform of £101 million, following additional guidance being released by the IRS and a re-assessment in the quarter of estimates of uncertain tax positions following the settlement of a number of open issues with tax authorities.  The reduction from the Q4 2017 effective tax rate (>100%) was driven primarily by a favourable comparison with the impact of US tax reform, which resulted in a number of charges in Q4 2017.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £85 million (Q4 2017: £183 million).  The reduction was primarily due to the ending of the allocation of Consumer Healthcare profits (Q4 2017: £218 million) following the buyout of Novartis' interest.  This was partly offset by an increased allocation of ViiV Healthcare profits as well as higher net profits in some of the Group's other entities with non-controlling interests.

Earnings per share
Total earnings per share was 24.7p, compared with a loss per share of 11.2p in Q4 2017.  The increase in earnings per share primarily reflected a favourable comparison with charges in 2017 arising from the impact of US tax reform as well as an improved trading performance, the reduced non-controlling interest allocation of Consumer Healthcare profits and a lower tax rate.

Currency impact on Q4 2018 results
The Q4 2018 results are based on average exchange rates, principally £1/$1.27, £1/€1.13 and £1/Yen144.  Comparative exchange rates are given on page 59.  The period-end exchange rates were £1/$1.27, £1/€1.11 and £1/Yen140.

In the quarter, turnover increased 7% AER, 5% CER.  Total EPS was 24.7p compared with a loss per share of 11.2p in Q4 2017.  The positive currency impact primarily reflected the weakness of Sterling, particularly against the US Dollar, partly offset by weakness in emerging market currencies, relative to Q4 2017.

Adjusting items The reconciliations between Total results and Adjusted results for 2018 and 2017 are set out below.

Three months ended 31 December 2018

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------
Turnover	8,197						8,197
Cost of sales	(2,904)	136		232	4		(2,532)
	------------	------------	------------	------------	------------	------------	------------
Gross profit	5,293	136		232	4		5,665

Selling, general and administration	(2,620)			48	37	6	(2,529)
Research and development	(1,076)	14	12	22		9	(1,019)
Royalty income	79						79
Other operating income/(expense)	(122)			1	230	(109)	-
	------------	------------	------------	------------	------------	------------	------------
Operating profit	1,554	150	12	303	271	(94)	2,196

Net finance costs	(185)			2	(3)	13	(173)
Profit on disposal of associates	-						-
Share of after tax losses of associates and joint ventures	5						5
	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	1,374	150	12	305	268	(81)	2,028

Taxation	(74)	(24)	(4)	(48)	(38)	(167)	(355)
Tax rate %	5.4%						17.5%
	------------	------------	------------	------------	------------	------------	------------
Profit after taxation	1,300	126	8	257	230	(248)	1,673
	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	85				54		139

Profit attributable to shareholders	1,215	126	8	257	176	(248)	1,534
	------------	------------	------------	------------	------------	------------	------------

Earnings per share	24.7p	2.6p	0.2p	5.2p	3.6p	(5.1)p	31.2p
	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,920						4,920
	------------						------------

Three months ended 31 December 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	US tax reform £m	Adjusted results £m
	------------	------------	------------	------------	------------	------------	------------	------------
Turnover	7,639							7,639
Cost of sales	(2,558)	136	66	79	19	-		(2,258)
	------------	------------	------------	------------	------------	------------	------------	------------
Gross profit	5,081	136	66	79	19	-		5,381

Selling, general and administration	(2,533)			96		17		(2,420)
Research and development	(1,209)	11	201	10		(5)		(992)
Royalty income	69							69
Other operating income/ (expense)	(896)			(1)	222	9	666	-
	------------	------------	------------	------------	------------	------------	------------	------------
Operating profit	512	147	267	184	241	21	666	2,038

Net finance costs	(138)			1		2		(135)
Profit on disposal of associates	66					(66)		-
Share of after tax profits of associates and joint ventures	2							2
	------------	------------	------------	------------	------------	------------	------------	------------
Profit before taxation	442	147	267	185	241	(43)	666	1,905

Taxation	(805)	(34)	(51)	40	(467)	(142)	1,078	(381)
Tax rate %	>100%							20.0%
	------------	------------	------------	------------	------------	------------	------------	------------
(Loss)/profit after taxation	(363)	113	216	225	(226)	(185)	1,744	1,524
	------------	------------	------------	------------	------------	------------	------------	------------
Profit attributable to non-controlling interests	183				(105)		114	192

(Loss)/profit attributable to shareholders	(546)	113	216	225	(121)	(185)	1,630	1,332
	------------	------------	------------	------------	------------	------------	------------	------------

(Loss)/earnings per share	(11.2)p	2.3p	4.4p	4.6p	(2.5)p	(3.7)p	33.3p	27.2p
	------------	------------	------------	------------	------------	------------	------------	------------

Weighted average number of shares (millions)	4,891							4,891
	------------							------------

Intangible asset amortisation and impairment
Intangible asset amortisation was £150 million compared with £147 million in Q4 2017.  There were also intangible asset impairments of £12 million (Q4 2017: £267 million) relating to R&D assets.  Both of these charges were non-cash items.

Major restructuring and integration
Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete.

Major restructuring costs are those related to specific Board approved Major restructuring programmes and are excluded from Adjusted Results.  Major restructuring programmes, including integration costs following material acquisitions, are those that are structural and are of a significant scale where the costs of individual or related projects exceed £25 million.  Other ordinary course smaller scale restructuring costs are retained within Total and Adjusted results.

The Board approved a new Major restructuring programme in July 2018, which is designed to significantly improve the competitiveness and efficiency of the Group's cost base with savings delivered primarily through supply chain optimisation and reductions in administrative costs.

Total Major restructuring charges incurred in the quarter were £303 million (Q4 2017: £184 million), analysed as follows:

	Q4 2018			Q4 2017

	Cash £m	Non-cash £m	Total p	Cash £m	Non-cash £m	Total p

Combined restructuring and integration programme	52	10	62	34	150	184
2018 major restructuring programme	151	90	241	-	-	-

	203	100	303	34	150	184

Non-cash charges arising under the existing Combined restructuring and integration programme primarily related to the write-down of assets as part of the announced plans to reduce the manufacturing network.  Cash charges arose from restructuring of the manufacturing organisation and some administrative functions.  Non-cash charges under the 2018 major restructuring programme primarily related to announced plans to restructure the manufacturing network, and cash charges arose from restructuring in some manufacturing sites and some administrative functions.

Total cash payments for the two programmes made in the quarter were £184 million, £175 million for the existing Combined restructuring and integration programme (Q4 2017: £106 million) and £9 million under the 2018 major restructuring programme including the settlement of certain charges accrued in previous quarters.

The analysis of Major restructuring charges by business was as follows:

	Q4 2018 £m	Q4 2017 £m

Pharmaceuticals	269	55
Vaccines	28	62
Consumer Healthcare	(28)	42

	269	159
Corporate & central functions	34	25

Total Major restructuring costs	303	184

The credit of £28 million in Consumer Healthcare includes a profit on disposal of several manufacturing sites in the quarter.

The analysis of Major restructuring charges by Income statement line was as follows:

	Q4 2018 £m	Q4 2017 £m

Cost of sales	232	79
Selling, general and administration	48	96
Research and development	22	10
Other operating income/(expense)	1	(1)

Total Major restructuring costs	303	184

The Combined restructuring and integration programme delivered incremental annual cost savings in the quarter of less than £0.1 billion.  Given its relatively recent launch, the benefit delivery in the quarter from the 2018 major restructuring programme was not material.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £271 million (Q4 2017: £241 million).  This primarily reflected £229 million of accounting charges for the re-measurement of the contingent consideration liabilities related to the acquisitions of the former Shionogi-ViiV Healthcare joint venture and the former Novartis Vaccines business and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q4 2018 £m	Q4 2017 £m

Consumer Healthcare Joint Venture put option	-	163
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	261	151
ViiV Healthcare put options and Pfizer preferential dividends	(40)	(40)
Contingent consideration on former Novartis Vaccines business	8	(56)
Other adjustments	42	23

Total transaction-related charges	271	241

The £261 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare Joint Venture represented £145 million arising primarily from updated exchange rate assumptions, together with a £116 million unwind of the discount.  A credit of £40 million relating to a decrease in the put option liability to Pfizer primarily reflected adjustments to the current multiples of market comparables, partly offset by revised exchange rate assumptions.

Other adjustments included acquisition costs relating to the acquisition of Tesaro completed in January 2019 and the announced agreement with Pfizer to combine our consumer healthcare businesses.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement.  Total contingent consideration cash payments in the quarter amounted to £222 million (Q4 2017: £193 million).  This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £209 million (Q4 2017: £186 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 64.

Divestments, significant legal charges and other items
Divestments and other items included the profit on a number of asset disposals, and a gain arising from the increase in value of the shares in Hindustan Unilever Limited to be received on the disposal of Horlicks and other Consumer Healthcare brands, which is expected to complete by the end of 2019, net of disposal costs, as well as equity investment impairments and certain other Adjusting items.  A charge of £4 million (Q4 2017: £8 million ) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation.  Significant legal cash payments were £15 million (Q4 2017: £8 million).

Adjusted results The reconciliations between Total results and Adjusted results for 2018 and 2017 are set out on pages 30 and 31.

	Q4 2018

	£m	% of turnover	Growth £%	Growth CER%

Turnover	8,197	100	7	5

Cost of sales	(2,532)	(30.9)	12	12
Selling, general and administration	(2,529)	(30.9)	5	3
Research and development	(1,019)	(12.4)	3	(1)
Royalty income	79	1.0	14	6

Adjusted operating profit	2,196	26.8	8	4

Adjusted profit before tax	2,028		6	2
Adjusted profit after tax	1,673		10	6
Adjusted profit attributable to shareholders	1,534		15	11

Adjusted earnings per share	31.2p		14	10

Operating profit by business	Q4 2018

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	2,340	48.6	1	(3)
Pharmaceuticals R&D*	(778)		9	5

Total Pharmaceuticals	1,562	32.5	(2)	(6)
Vaccines	420	28.4	82	71
Consumer Healthcare	352	18.4	17	14

	2,334	28.5	10	5
Corporate & other unallocated costs	(138)		50	36

Adjusted operating profit	2,196	26.8	8	4

*
Operating profit of Pharmaceuticals R&D segment, which is the responsibility of the President, Pharmaceuticals R&D.  It excludes ViiV Healthcare R&D expenditure, which is reported within the Pharmaceuticals segment.  A more detailed breakdown of R&D expenses is set out on page 40.

Operating profit
Adjusted operating profit was £2,196 million, 8% higher than Q4 2017 at AER and 4% higher at CER on a turnover increase of 5% CER.  The Adjusted operating margin of 26.8% was 0.1 percentage points higher at AER but 0.4 percentage points lower on a CER basis than in Q4 2017.  This primarily reflected an increase in cost of sales due to continuing pricing pressure, particularly in Respiratory, increased input costs, an unfavourable product mix in Pharmaceuticals, primarily as a result of a higher proportion of tenders and post-divestment contract manufacturing business in the quarter, together with investments in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV.  This was partly offset by the benefit from sales growth in all three businesses, a more favourable mix in Vaccines and Consumer Healthcare and continued tight control of ongoing costs across all three businesses.

Cost of sales
Cost of sales as a percentage of turnover was 30.9%, up 1.3 percentage points at AER, and 1.9 percentage points higher at CER compared with Q4 2017.  This primarily reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and Established Vaccines, an unfavourable product mix in Pharmaceuticals, primarily as a result of the growth in some lower margin Established products, and increased input costs.  This was partly offset by a more favourable product mix in Vaccines and Consumer Healthcare, particularly the impact of higher Vaccines sales, and a further contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs as a percentage of turnover were 30.9%, 0.8 percentage points lower at AER than in Q4 2017 and 0.8 percentage points lower on a CER basis.  The 5% AER, 3% CER increase in SG&A costs primarily reflected increased investment in promotional product support, particularly for new launches in Vaccines, Respiratory and HIV and targeted priority markets and a charge arising from the equalisation of UK Guaranteed Minimum Pensions, partly offset by tight control of ongoing costs, particularly in non-promotional spending, across all three businesses.

Research and development
R&D expenditure was £1,019 million (12.4% of turnover), 3% higher at AER, but 1% lower at CER  than Q4 2017, primarily reflecting the benefits of the re-prioritisation of the R&D portfolio as well as the phasing of  investment in late-stage programmes, particularly HIV, partly offset by increased investment in the progression of a number of early and mid stage programmes, particularly in Oncology.

Royalty income
Royalty income was £79 million (Q4 2017: £69 million), an increase of 14% AER, 6% CER, primarily reflecting increased royalties on sales of Gardasil.

Operating profit by business
Pharmaceuticals operating profit was £1,562 million, down 2% AER, 6% CER on a turnover increase of 4% CER.  The operating margin of 32.5% was 2.7 percentage points lower at AER than in Q4 2017 and 3.3 percentage points lower on a CER basis.  This primarily reflected the growth in cost of sales due to the continued impact of lower prices, particularly in Respiratory, an unfavourable product mix primarily as a result of the growth in some lower margin established products and increased input costs, together with investment in new product support and targeted priority markets and lower royalty income, partly offset by continued tight control of ongoing costs and the benefits of re-prioritisation of the R&D portfolio.

Vaccines operating profit was £420 million, 82% higher than Q4 2017 at AER and 71% higher at CER on a turnover increase of 18% CER.  The operating margin of 28.4% was 9.3 percentage points higher than in Q4 2017 at AER and 8.5 percentage points higher on a CER basis.  This was primarily driven by enhanced operating leverage from strong sales growth, improved product mix and higher royalty income, with higher SG&A investment increased broadly in line with sales to support new launches and business growth.

Consumer Healthcare operating profit was £352 million, up 17% AER, 14% CER, on a turnover increase of 1% CER.  The operating margin of 18.4% was 2.5 percentage points higher than in Q4 2017 at AER, and 2.0 percentage points higher on a CER basis.  This primarily reflected continued manufacturing restructuring and integration benefits and improved product mix as well as tight control of promotional and other operating expenses compared with Q4 2017.

Net finance costs
Net finance costs were £173 million compared with £135 million in Q4 2017.  The increase primarily reflected higher debt levels following the acquisition from Novartis of its stake in the Consumer Healthcare Joint Venture in June 2018, as well as an adverse comparison to a provision release for interest on tax of £23 million in Q4 2017.

Taxation
Tax on Adjusted profit amounted to £355 million and represented an effective Adjusted tax rate of 17.5% (Q4 2017: 20.0%).  The reduction in the effective Adjusted tax rate in Q4 2018 is primarily driven by the reduction in the US federal tax rate.  See 'Taxation' on page 58 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £139 million (Q4 2017: £192 million).  The reduction was primarily due to the ending of the allocation of Consumer Healthcare profits (Q4 2017: £85 million) following the buyout of Novartis' interest.  This was partly offset by an increased allocation of ViiV Healthcare profits of £130 million (Q4 2017: £103 million), including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter.

Earnings per share
Adjusted EPS of 31.2p was up 14% AER, 10% CER, compared with a 4% CER increase in Adjusted operating profit, primarily as a result of the reduced non-controlling interest allocation of Consumer Healthcare profits and a lower Adjusted tax rate.

Currency impact on Q4 2018 results
The Q4 2018 results are based on average exchange rates, principally £1/$1.27, £1/€1.13 and £1/Yen144.  Comparative exchange rates are given on page 59.  The period-end exchange rates were £1/$1.27, £1/€1.11 and £1/Yen140.

In the quarter, turnover increased 7% AER, 5% CER.  Adjusted EPS was 31.2p compared with 27.2p in Q4 2017, up 14% AER, 10% CER.  The positive currency impact primarily reflected the weakness of Sterling, particularly against the US Dollar, partly offset by weakness in emerging market currencies, relative to Q4 2017.  Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on the positive currency impact of four percentage points on Adjusted EPS.

Cash generation and conversion

Cash flow and net debt

	2018	2017 (revised)	Q4 2018

Net cash inflow from operating activities (£m)	8,421	6,918	4,119
Free cash flow* (£m)	5,692	3,485	3,317
Free cash flow growth (%)	63%	6%	83%
Free cash flow conversion* (%)	>100%	>100%	>100%
Net debt** (£m)	21,621	13,178	21,621

*
Free cash flow and free cash flow conversion are defined on page 44.
As announced at Q2 2018, with the introduction of the new R&D strategy, GSK has revised its definition of free cash flow to include proceeds from disposals of intangible assets, as set out on page 63.  Comparative figures have been revised accordingly.

**	Net debt is analysed on page 63.

2018
The net cash inflow from operating activities for the year was £8,421 million (2017: £6,918 million).  The increase primarily reflected improved operating profits, a smaller increase in working capital as a result of a reduction of inventory balances and a strong focus on collections, the favourable timing of payments for returns and rebates, and reduced legal settlement and restructuring payments, partly offset by a negative currency impact on operating profit.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £793 million (2017: £671 million), of which £703 million was recognised in cash flows from operating activities and £90 million was recognised in contingent consideration paid within investing cash flows.  These payments are deductible for tax purposes.

Free cash flow was £5,692 million for the year (2017: £3,485 million).  The increase primarily reflected improved operating profits, a smaller increase in working capital following a reduction of inventory balances and a strong focus on collections, the favourable timing of payments for returns and rebates, reduced legal settlement costs and restructuring payments, lower capital expenditure, including a favourable comparison with the impact of the Priority Review Voucher in 2017, increased disposals of intangible assets of £256 million (2017: £48 million), primarily relating to the disposal of tapinarof, and reduced dividend payments to non-controlling interests.  This was partly offset by a negative currency impact on operating profit and increased contingent consideration payments including the $450 million (£317 million) milestone to Novartis paid in Q1 2018.

Q4 2018
The net cash inflow from operating activities for the quarter was £4,119 million (Q4 2017: £2,869 million).  The increase primarily reflected improved operating profits, including a positive currency impact, a larger seasonal reduction in working capital following a strong focus on collections and a reduction of inventory balances, the favourable timing of payments for returns and rebates and the phasing of tax payments, partly offset by increased restructuring payments.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £209 million, of which £186 million was recognised in cash flows from operating activities and £23 million was recognised in contingent consideration paid within investing cash flows.  These payments are deductible for tax purposes.

Free cash flow was £3,317 million for the quarter (Q4 2017: £1,817 million).  The increase primarily reflected improved operating profits, including a positive currency impact, a larger seasonal reduction in working capital following a strong focus on collections and a reduction of inventory balances, the favourable timing of payments for returns and rebates, the phasing of tax payments and reduced dividend payments to non-controlling interests.  This was partly offset by increased restructuring payments.

Net debt
At 31 December 2018, net debt was £21.6 billion, compared with £13.2 billion at 31 December 2017, comprising gross debt of £26.1 billion and cash and liquid investments of £4.5 billion, including £0.5 billion reported within Assets held for sale.  Net debt increased due to the £9.3 billion acquisition from Novartis of the remaining stake in the Consumer Healthcare Joint Venture in June 2018, the £0.2 billion acquisition of the investment in 23andMe, £0.8 billion of unfavourable exchange impacts from the translation of non-Sterling denominated debt, and dividends paid to shareholders of £3.9 billion, partly offset by increased free cash flow of £5.7 billion after the milestone payment to Novartis.

At 31 December 2018, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £5.8 billion with loans of £1.8 billion repayable in the subsequent year.

Working capital

	31 December 2018	30 September 2018	30 June 2018	31 March 2018	31 December 2017

Working capital conversion cycle* (days)	201	230	223	204	191
Working capital percentage of turnover (%)	23	29	26	24	22

*	Working capital and working capital conversion cycle are defined on page 44.

The increase of 10 days in 2018 compared with 2017 was predominately due to an adverse impact from exchange of approximately five days as well as a reduced denominator due to lower restructuring and impairment costs in 2018.  Excluding these factors, significant improvements were made in working capital relative to the growth in the business, with reduced inventory as a result of tight control of inventory levels and stronger collections of receivables.

Returns to shareholders

Quarterly dividends
The Board has declared a fourth interim dividend for 2018 of 23 pence per share (Q4 2017: 23 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group's future growth.

The Board intends to maintain the dividend for 2019 at the current level of 80p per share, subject to any material change in the external environment or performance expectations.  Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 9 April 2019.  An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) (2018: $0.02 per ADS; $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 21 February 2019, with a record date of 22 February 2019 and a payment date of 11 April 2019.

	Paid/ payable	Pence per share	£m

2018
First interim	12 July 2018	19	934
Second interim	11 October 2018	19	934
Third interim	10 January 2019	19	935
Fourth interim	11 April 2019	23	1,132

		80	3,935

2017
First interim	13 July 2017	19	928
Second interim	12 October 2017	19	929
Third interim	11 January 2018	19	929
Fourth interim	12 April 2018	23	1,130

		80	3,916

GSK made no share repurchases during the year.  The company issued 6.5 million shares under employee share schemes for proceeds of £74 million (2017: £56 million).

The weighted average number of shares for 2018 was 4,914 million, compared with 4,886 million in 2017.

The weighted average number of shares for Q4 2018 was 4,920 million, compared with 4,891 million in Q4 2017.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition, cost reduction and time to market are all important drivers of improving our internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The R&D operations in Pharmaceuticals are broadly split into Discovery activities and Development work, each supported by specific and common infrastructure and other shared services where appropriate.  The new R&D strategy has redefined the allocation of costs between Discovery and Development such that Discovery now includes all activities up to and including phase I.  Development includes phase II activities onwards (previously phase IIa activities were included within Discovery).  In addition, the methodology of allocating projects by phase has been revised.  Comparative information has been revised accordingly.

The impact on 2017 was to reduce Discovery costs by £13 million and Development costs by £27 million and increase Technology, facilities and functional support costs by £40 million.  The impact on Q4 2017 was to reduce Discovery costs by £45 million and increase Technology, facilities and functional support costs by £14 million and Development costs by £31 million.

	2018 £m	2017 (revised) £m	Growth £%	Growth CER%

Discovery	892	1,007	(11)	(10)
Development	1,332	1,423	(6)	(5)
Technology, facilities and functional support	600	576	4	6

Pharmaceuticals	2,824	3,006	(6)	(5)
Vaccines	673	621	8	8
Consumer Healthcare	238	235	1	3

Adjusted R&D	3,735	3,862	(3)	(2)
Amortisation and impairment of intangible assets	89	333
Major restructuring costs	49	263
Other items	20	18

Total Research and development	3,893	4,476	(13)	(12)

	Q4 2018 £m	Q4 2017 (revised) £m	Growth £%	Growth CER%

Discovery	275	245	12	9
Development	354	366	(3)	(8)
Technology, facilities and functional support	165	154	7	5

Pharmaceuticals	794	765	4	-
Vaccines	164	161	2	-
Consumer Healthcare	61	66	(8)	(11)

Adjusted R&D	1,019	992	3	(1)
Amortisation and impairment of intangible assets	26	212
Major restructuring costs	22	10
Other items	9	(5)

Total Research and development	1,076	1,209	(11)	(14)

In 2018, Adjusted R&D expenditure declined 3% AER, 2% CER with Pharmaceuticals down 6% AER, 5% CER.  The decline in Discovery reflected the transfer of certain Oncology assets to the Development phase.  The decline in Development primarily reflects the comparison with the impact of the utilisation of the Priority Review Voucher in 2017 and the benefit of the prioritisation initiatives started in the second half of 2017.  This was partly offset by increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology, and the provision for costs payable to a third party relating to the use of a Priority Review Voucher awarded in 2018.  The growth in Technology, facilities and functional support costs primarily reflected increased investments in data analytics.

In Q4 2018, Adjusted R&D expenditure increased 3% AER, but declined 1% CER, with Pharmaceuticals up 4% AER, but flat at CER reflecting the benefits of the prioritisation initiatives, offset by the increased investment in the progression of a number of mid and late-stage programmes, particularly in Oncology and functional genomics.  The significant growth in Discovery primarily reflected the investment in Oncology, ViiV and functional genomics collaborations aligned with our new R&D strategy.  The decline in Development reflected lower expenditure on ViiV Healthcare assets following launches during the year and the benefits of the re-prioritisation of R&D that started in the second half of 2017 partly offset by higher expenditure on Oncology development assets.

R&D pipeline

Pipeline news flow since Q3 2018:

Oncology
Cancer is one of the leading causes of death in the developed world.  GSK is focused on delivering transformational therapies for cancer patients that may help to maximise their survival.  GSK's pipeline is focused on immuno-oncology, cell therapy, cancer epigenetics and genetic medicine.  Our goal is to achieve a sustainable flow of new treatments for cancer patients based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, multi-specific molecules, adjuvants and cells, either alone or in combination.

Tesaro
●
On 22 January, the acquisition of Tesaro, an oncology focused biotech company, was completed.  This acquisition adds the PARP inhibitor Zejula to our portfolio.  Zejula is currently approved as a treatment for patients with recurrent ovarian cancer regardless of BRCA mutation or biomarker status and being investigated in "all-comers" population in monotherapy and combination for first line maintenance treatment of ovarian cancer.  The acquisition also bring dostarlimab (TSR-042) an anti-PD-1 antibody and several other oncology assets including antibodies directed against TIM-3 and LAG-3.

Bi-functional TGF-b and PD-L1 fusion protein (M7824)
●
On 5 February, GSK and Merck KGaA, Darmstadt, Germany announced a global alliance to jointly develop and commercialise M7824, a novel immunotherapy with potential in multiple difficult-to-treat cancers.  This transaction is subject to regulatory clearances in Brazil and Germany (or confirmation that no filing is required) and is expected to close in Q1 2019.

BCMA antibody-drug conjugate (GSK2857916)
●	Updated phase I PFS data from DREAMM-1 study for BCMA is expected to be published in a leading journal in H1.

●	Enrolment of patients in the 4L monotherapy pivotal study of GSK'916 (DREAMM-2) was achieved ahead of schedule during the quarter. Results are expected in H2 2019.

●	In Q4, the POC study of GSK'916 (DREAMM-6) in 2L started. Data are expected in H1 2019.

ICOS agonist (GSK3359609)
●	In Q4, encouraging clinical data were received for GSK'609 in combination with pembrolizumab. Data will be shared at an upcoming conference.

●	In December, the first patient was dosed in a phase I/II study of GSK'609 in combination with CTLA-4 (tremelimumab) in patients with advanced solid tumours.

●	In January, the first patient was dosed in a phase II study of GSK'609 in NSCLC post-PD-1 patients.

RIP-1 kinase inhibitor (GSK3145095)
●
In Q4, first time in human trials started for GSK'095 as monotherapy and in combination with otheranti-cancer agents including pembrolizumab in patients with pancreatic ductal adenocarcinoma (PDAC) and other solid tumours.

PRMT1 inhibitor (GSK3368715)
●	In Q4, first time in human trials started for GSK'715, a first in class PRMT1 inhibitor, as monotherapy in patients with solid tumours and diffuse large B-cell lymphoma (DLBCL).

HIV/Infectious diseases
GSK has a long-standing commitment to HIV and infectious diseases - our scientists discovered amoxicillin, the widely used antibiotic, over 40 years ago, and developed the first medicines approved to treat HIV (AZT), HBV (lamivudine), herpes viruses (acyclovir) and influenza (zanamivir).  Today, we are investigating new medicines to treat, prevent and possibly, ultimately cure HIV and other infectious diseases.  Our scientists are committed to developing medicines that advance HIV care by exploring new treatment paradigms (two-drug regimens), new modalities (long-acting injectables) and new mechanisms of actions (including maturation inhibitors and broadly neutralising antibodies).

Juluca (dolutegravir + rilpivirine)
●
On 26 November, the Japan Ministry of Health, Labour and Welfare granted marketing authorisation for Juluca (dolutegravir/rilpivirine) for the maintenance treatment of human immunodeficiency virus type 1 (HIV-1) infection.

Dolutegravir + lamivudine
●
On 16 November, the Committee for Medicinal Products for Human Use adopted a positive opinion for Tivicay (dolutegravir) EU label update with GEMINI study data for the 2-drug regimen of Tivicay + lamivudine.

Immuno-inflammation
Immuno-inflammatory diseases are relatively common, chronic, debilitating conditions.  While diverse in presentation, they are collectively hallmarked by impairment of quality of life and can lead to premature mortality.  There is significant unmet need for improved treatment options for immuno-inflammatory diseases.

Anti-GM-CSF antibody (GSK3196165)
●
In December, following the results from the phase II programme and discussions with regulators, a decision was made to progress to phase III clinical development with GSK'165 in patients with rheumatoid arthritis.  This programme is expected to start in H2 2019.

Respiratory
GSK has led the way in developing innovative modern inhaled medicines to advance the management of asthma and COPD for 50 years.  Over the last five years we have launched six innovative medicines responding to continued unmet patient need, despite existing therapies.

Trelegy Ellipta
●
On 9 November, Trelegy (FF/UMEC/VI) gained an expanded COPD indication in Europe for patients not adequately treated with dual bronchodilation, making it the first single inhaler triple therapy indicated for patients with moderate to severe COPD.

Nucala severe asthma
●	On 19 November, a US regulatory submission was made to expand the use of Nucala (mepolizumab) in children (aged 6-11 years) with severe eosinophilic asthma.

Nemiralisib (GSK2269557)
●
A planned interim analysis of the phase IIb study of nemiralisib in patients with acutely exacerbating COPD showed no discernible benefit in patients when added to standard of care.  Neither the primary endpoint or secondary endpoints were met.  As a result of these findings a decision has been made to terminate progression of the acute COPD indication.

TRPV4 (GSK2798745)
●
A second interim analysis of the phase I experimental medicine study of GSK'745 in support of an indication in Acute Respiratory Distress Syndrome (ARDS) has reduced confidence in successfully meeting the primary endpoint.  As a result of these findings a decision has been made to terminate the ARDS indication and return the molecule to research.

aVb6 (GSK3008348)
●
Following an interim analysis of the phase Ib data a decision has been made to terminate GSK'348 in idiopathic pulmonary fibrosis due to a lack of confidence in developability and portfolio considerations.

Other pharmaceuticals

Daprodustat (GSK1278863)
●
On 22 November, GSK and Kyowa Hakko Kirin signed a strategic commercialisation deal in Japan for daprodustat, a potential new oral treatment for anaemia associated with chronic kidney disease.  This followed positive results from two phase III studies in dialysis dependent Japanese patients.  Results from the final Japanese phase III study in non-dialysis dependent patients are anticipated in H1 2019, with filing anticipated in H2 2019.

Krintafel/Kozenis (tafenoquine)
●	On 17 January, two positive phase III studies, DETECTIVE and GATHER, of tafenoquine for the radical cure of Plasmodium vivax malaria were published in The New England Journal of Medicine.

Vaccines
Our Vaccines business is one of the largest in the world with the broadest portfolio of any company.  The focus of GSK Vaccines pipeline is to maintain GSK's meningococcal meningitis market leadership with both licensed and candidate vaccines.  We are pursuing a full RSV portfolio for infants, older adults and maternal immunisation, with different approaches tailored to the specific segments.  This portfolio has the potential to deliver a series of first and/or best in class vaccines.  In addition, we continue to leverage our unique technology platforms to target new, emerging or remaining medical needs.

Respiratory Syncytial Virus (RSV) Vaccines
●	In December, the FDA granted Older Adult and Maternal RSV vaccine candidates Fast Track Designation.

Reporting definitions

Total and Adjusted results
Total reported results represent the Group's overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business.  Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 4 and other non-IFRS measures are defined below.

Free cash flow
With the introduction of the new R&D strategy in Q2 2018, GSK has revised its definition of free cash flow, a non-IFRS measure, to include proceeds from the sale of intangible assets.  This balances with the expenditure on purchases of intangible assets, which is deducted in calculating free cash flow, and makes the treatment of intangible assets consistent with property, plant and equipment.  Free cash flow is now defined as the net cash inflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.  A reconciliation of net cash inflow from operations to free cash flow is set out on page 63.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital
Working capital represents inventory and trade receivables less trade payables.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

CER and AER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  CER% represents growth at constant exchange rates.  £% or AER% represents growth at actual exchange rates.

Outlook, assumptions and cautionary statements

2019 guidance
In 2019, GSK expects Adjusted EPS to decline in the range of -5% to -9% at CER.  This guidance reflects the recent announcement of a substitutable generic competitor to Advair and the expected impact of the Tesaro acquisition and assumes that the proposed Consumer Healthcare nutrition disposal closes by the end of 2019 and the proposed Consumer Healthcare Joint Venture with Pfizer closes during H2 2019.

2016-2020 outlook
In May 2015, GSK announced that it expected Group sales to grow at CER at a low-to-mid single digits percentage CAGR and Adjusted EPS to grow at CER at a mid-to-high single digit percentage CAGR for the period 2016-2020.  On 3 December 2018, GSK announced that it continued to expect to deliver on its previously published Group outlooks to 2020, but, following the acquisition of Tesaro, expected Adjusted EPS growth at CER for the period 2016-2020 to be at the bottom end of the mid-to-high single digit percentage CAGR range.  These outlooks are based on 2015 exchange rates.

Assumptions related to 2019 guidance and 2016-2020 outlook
In outlining the expectations for 2019 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020, GSK expects further declines in sales of Seretide/Advair.  The introduction of a generic alternative to Advair in the US has been factored into the Group's assessment of its future performance.  The Group assumes no premature loss of exclusivity for other key products over the period.

The assumptions for the Group's revenue, earnings and dividend expectations assume no material interruptions to supply of the Group's products, no material mergers, acquisitions or disposals, except for the acquisition of Tesaro, the proposed divestment of Horlicks and other Consumer Healthcare products to Unilever and the proposed formation of a new Consumer Healthcare Joint Venture with Pfizer, all announced in December 2018, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made), no share repurchases by the Company, and no change in the Group's shareholdings in ViiV Healthcare.  The assumptions also assume no material changes in the macro-economic and healthcare environment.  The 2019 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017 and the product divestments planned in connection with the proposed Consumer Healthcare transaction with Pfizer.

The Group's expectations assume successful delivery of the Group's integration and restructuring plans over the period 2016-2020, including the extension and enhancement to the combined programme announced on 26 July 2017 as well as the new major restructuring plan announced on 25 July 2018.  They also assume that the proposed Consumer Healthcare nutrition disposal closes by the end of 2019 and the proposed Consumer Healthcare Joint Venture with Pfizer closes during H2 2019 and that the integration and investment programmes following the Tesaro acquisition and the proposed Consumer Healthcare Joint Venture with Pfizer over this period are delivered successfully.  Material costs for investment in new product launches and R&D have been factored into the expectations given.  Given the potential development options in the Group's pipeline, the outlook may be affected by additional data-driven R&D investment decisions.  The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER).

Subject to material changes in the product mix, the Group's medium-term effective tax rate is expected to be around 19% of Adjusted profits.  This incorporates management's best estimates of the impact of US tax reform on the Group based on the information currently available.  As more information on the detailed application of the US Tax Cuts and Jobs Act becomes available, the assumptions underlying these estimates could change with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Assumptions and cautionary statement regarding forward-looking statements
The Group's management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions.  However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, "forward-looking statements".  Forward-looking statements give the Group's current expectations or forecasts of future events.  An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.  They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.  In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.  Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group's control or precise estimate.  The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.  Such factors include, but are not limited to, those discussed under Item 3.D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2017.  Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Results presentation

A webcast of the annual results presentation hosted by Emma Walmsley, GSK CEO, will be held at 2.00pm GMT on 6 February 2019.  Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Information available on GSK's website does not form part of, and is not incorporated by reference into, this Results Announcement.

Contacts

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Tim Foley	+44 (0) 20 8047 5502	(London)
	Mary Hinks-Edwards	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	2018 £m	2017 £m	Q4 2018 £m	Q4 2017 £m

TURNOVER	30,821	30,186	8,197	7,639

Cost of sales	(10,241)	(10,342)	(2,904)	(2,558)

Gross profit	20,580	19,844	5,293	5,081

Selling, general and administration	(9,915)	(9,672)	(2,620)	(2,533)
Research and development	(3,893)	(4,476)	(1,076)	(1,209)
Royalty income	299	356	79	69
Other operating income/(expense)	(1,588)	(1,965)	(122)	(896)

OPERATING PROFIT	5,483	4,087	1,554	512

Finance income	81	65	24	16
Finance expense	(798)	(734)	(209)	(154)
Profit on disposal of associates	3	94	-	66
Share of after tax profits of associates and joint ventures	31	13	5	2

PROFIT BEFORE TAXATION	4,800	3,525	1,374	442

Taxation	(754)	(1,356)	(74)	(805)
Tax rate %	15.7%	38.5%	5.4%	>100%

PROFIT/(LOSS) AFTER TAXATION FOR THE PERIOD	4,046	2,169	1,300	(363)

Profit attributable to non-controlling interests	423	637	85	183
Profit/(loss) attributable to shareholders	3,623	1,532	1,215	(546)

	4,046	2,169	1,300	(363)

EARNINGS/(LOSS) PER SHARE	73.7p	31.4p	24.7p	(11.2)p

Diluted earnings/(loss) per share	72.9p	31.0p	24.4p	(11.2)p

Statement of comprehensive income

	2018 £m	2017 £m

Profit for the year	4,046	2,169

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(480)	462
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	-	109
Fair value movements on equity investments		(14)
Reclassification of fair value movements on equity investments	-	(42)
Deferred tax on fair value movements on equity investments		47
Deferred tax reversed on reclassification of equity investments	-	(18)
Fair value movements on cash flow hedges	140	(10)
Reclassification of cash flow hedges to income statement	(175)	-
Deferred tax on fair value movements on cash flow hedges	(22)	-
Deferred tax reversed on reclassification of cash flow hedges	20	-

	(517)	534

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(1)	(149)
Fair value movements on equity investments	180
Deferred tax on fair value movements on equity investments	10
Re-measurement gains on defined benefit plans	728	549
Tax on re-measurement gains on defined benefit plans	(146)	(221)

	771	179

Other comprehensive income for the year	254	713

Total comprehensive income for the year	4,300	2,882

Total comprehensive income for the year attributable to:
Shareholders	3,878	2,394
Non-controlling interests	422	488

	4,300	2,882

Statement of comprehensive income

	Q4 2018 £m	Q4 2017 £m

Profit/(loss) for the period	1,300	(363)

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(112)	(76)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	-	109
Fair value movements on equity investments		(29)
Reclassification of fair value movements on equity investments	-	(4)
Deferred tax on fair value movements on equity investments		62
Deferred tax reversed on reclassification of equity investments	-	(28)
Fair value movements on cash flow hedges	(42)	(5)
Reclassification of cash flow hedges to income statement	(11)	(2)
Deferred tax on fair value movements on cash flow hedges	2	1

	(163)	28

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	18	(2)
Fair value movements on equity investments	(88)
Deferred tax on fair value movements on equity investments	23
Re-measurement gains on defined benefit plans	(375)	109
Tax on re-measurement gains on defined benefit plans	59	(119)

	(363)	(12)

Other comprehensive (expense)/income for the period	(526)	16

Total comprehensive income/(expense) for the period	774	(347)

Total comprehensive income/(expense) for the period attributable to:
Shareholders	671	(528)
Non-controlling interests	103	181

	774	(347)

Pharmaceuticals turnover - year ended 31 December 2018

	Total			US			Europe			International

		Growth			Growth			Growth			Growth

	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	6,928	(1)	1	3,368	(5)	(3)	1,533	5	4	2,027	3	7
Seretide/Advair	2,422	(23)	(21)	1,097	(32)	(30)	599	(19)	(20)	726	(7)	(4)

Ellipta products	2,049	29	32	1,245	24	27	457	42	41	347	33	38
Anoro Ellipta	476	39	42	318	36	39	101	46	45	57	46	54
Arnuity Ellipta	44	26	29	39	22	25	-	-	-	5	67	67
Incruse Ellipta	284	41	44	186	39	42	74	45	45	24	50	56
Relvar/Breo Ellipta	1,089	8	10	581	(3)	(1)	253	25	24	255	26	31
Trelegy Ellipta	156	>100	>100	121	>100	>100	29	>100	>100	6	-	-

Nucala/Mepolizumab	563	64	66	341	44	48	152	>100	>100	70	84	89
Avamys/Veramyst	300	7	10	-	-	-	74	(3)	(4)	226	11	16
Flixotide/Flovent	595	-	3	333	3	6	93	(2)	(3)	169	(5)	1
Ventolin	737	(4)	(1)	352	(7)	(5)	130	(2)	(2)	255	-	7
Other	262	(9)	(7)	-	-	-	28	4	-	234	(9)	(7)

HIV	4,722	9	11	2,913	8	10	1,194	7	6	615	14	20
Dolutegravir products	4,420	14	16	2,830	11	13	1,091	18	17	499	28	35
Tivicay	1,639	17	19	1,036	12	15	377	20	18	226	37	47
Triumeq	2,648	8	9	1,670	2	5	706	17	15	272	21	25
Juluca	133	>100	>100	124	>100	>100	8	-	-	1	-	-

Epzicom/Kivexa	117	(50)	(48)	7	(74)	(74)	44	(61)	(61)	66	(28)	(24)
Selzentry	115	(10)	(9)	58	(12)	(11)	35	(17)	(17)	22	10	15
Other	70	(41)	(40)	18	(59)	(59)	24	(35)	(38)	28	(26)	(21)

Immuno-inflammation	472	25	28	420	24	27	36	33	33	16	45	64
Benlysta	473	26	29	420	24	27	37	37	33	16	60	80

Established Pharmaceuticals	5,147	(7)	(4)	752	(23)	(21)	1,309	(5)	(7)	3,086	(4)	2
Dermatology	435	(4)	-	3	(57)	(57)	161	(1)	(2)	271	(5)	2
Augmentin	570	(3)	2	-	-	-	181	(1)	(2)	389	(4)	3
Avodart	572	(7)	(5)	12	(20)	(20)	240	(19)	(20)	320	6	11
Coreg	50	(63)	(63)	50	(63)	(63)	-	-	-	-	-	-
Eperzan/Tanzeum	31	(64)	(64)	30	(64)	(63)	1	(60)	(61)	-	-	-
Imigran/Imitrex	141	(16)	(16)	58	(25)	(23)	57	(12)	(14)	26	-	-
Lamictal	617	(5)	(3)	310	(7)	(5)	113	6	5	194	(8)	(4)
Requip	85	(23)	(21)	5	(58)	(58)	28	(3)	(7)	52	(25)	(20)
Serevent	82	(15)	(14)	43	(17)	(15)	30	(9)	(9)	9	(18)	(18)
Seroxat/Paxil	170	(8)	(5)	-	-	-	39	-	-	131	(10)	(7)
Valtrex	123	(4)	(1)	21	5	5	30	3	3	72	(9)	(4)
Zeffix	69	(22)	(22)	1	-	-	5	(17)	(17)	63	(23)	(23)
Other	2,202	(2)	1	219	(10)	(6)	424	(2)	(3)	1,559	(1)	4
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	17,269	-	2	7,453	(2)	1	4,072	2	1	5,744	-	5
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Pharmaceuticals turnover - three months ended 31 December 2018

	Total			US			Europe			International

		Growth			Growth			Growth			Growth

	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	1,991	5	2	1,023	2	(3)	415	9	7	553	9	10
Seretide/Advair	647	(18)	(20)	299	(27)	(31)	150	(18)	(20)	198	1	2

Ellipta products	654	36	33	413	33	28	135	52	51	106	33	31
Anoro Ellipta	144	32	28	98	27	21	29	45	45	17	42	50
Arnuity Ellipta	13	8	-	11	10	10	-	-	-	2	-	(50)
Incruse Ellipta	87	43	38	60	46	39	20	33	33	7	40	40
Relvar/Breo Ellipta	333	13	9	186	3	(2)	71	31	28	76	25	26
Trelegy Ellipta	77	>100	>100	58	>100	>100	15	>100	>100	4	-	-

Nucala/Mepolizumab	173	43	38	107	29	23	44	83	79	22	57	57
Avamys/Veramyst	73	12	12	-	-	-	17	-	-	56	17	17
Flixotide/Flovent	166	2	-	94	3	(2)	26	-	(4)	46	2	7
Ventolin	215	-	(1)	110	(1)	(6)	36	-	(3)	69	1	7
Other	63	(5)	(5)	-	-	-	7	17	33	56	(2)	(4)

HIV	1,276	10	6	786	10	3	317	9	7	173	15	18
Dolutegravir products	1,205	14	9	766	11	5	291	15	13	148	28	29
Tivicay	452	14	10	281	10	3	104	20	18	67	24	28
Triumeq	691	5	1	429	-	(6)	182	10	8	80	29	29
Juluca	62	>100	>100	56	>100	>100	5	-	-	1	-	-

Epzicom/Kivexa	30	(29)	(31)	4	-	(25)	11	(35)	(35)	15	(29)	(29)
Selzentry	31	3	(3)	16	-	(13)	9	(10)	(10)	6	50	50
Other	10	(63)	(52)	-	-	-	6	(50)	(50)	4	(56)	(33)

Immuno-inflammation	136	40	34	121	39	31	10	43	43	5	67	>100
Benlysta	138	42	34	121	39	31	10	43	43	7	>100	>100

Established Pharmaceuticals	1,407	1	1	189	(16)	(20)	368	4	2	850	5	7
Dermatology	115	(1)	2	1	(80)	(80)	43	8	5	71	-	6
Augmentin	146	2	3	-	-	-	49	7	7	97	-	2
Avodart	149	-	(1)	3	-	(67)	60	(6)	(8)	86	5	7
Coreg	14	(39)	(43)	14	(39)	(43)	-	-	-	-	-	-
Eperzan/Tanzeum	4	(74)	(80)	4	(72)	(78)	-	-	-	-	-	-
Imigran/Imitrex	40	11	8	19	27	27	14	(7)	(13)	7	17	17
Lamictal	159	(5)	(8)	83	(2)	(9)	30	15	15	46	(19)	(18)
Requip	23	(18)	(21)	1	(50)	(50)	9	-	(11)	13	(24)	(24)
Serevent	22	(8)	(12)	12	(8)	(15)	8	-	-	2	(33)	(33)
Seroxat/Paxil	46	(2)	(4)	-	-	-	10	-	-	36	(3)	(5)
Valtrex	33	6	6	7	75	50	7	17	17	19	(10)	(5)
Zeffix	16	(20)	(25)	-	-	-	1	(50)	(50)	15	(17)	(22)
Other	640	8	10	45	(27)	(24)	137	6	5	458	14	16
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Pharmaceuticals	4,810	6	4	2,119	4	(1)	1,110	7	6	1,581	7	9
	--------	--------	--------	--------	----------	--------	--------	---------	--------	--------	---------	--------

Vaccines turnover - year ended 31 December 2018

	Total			US			Europe			International
	_______
		Growth			Growth			Growth			Growth

	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Meningitis	881	(1)	2	374	10	13	336	(14)	(15)	171	7	22
Bexsero	584	5	9	200	32	34	311	(9)	(11)	73	18	52
Menveo	232	(15)	(12)	174	(7)	(5)	17	(50)	(50)	41	(23)	(15)
Other	65	8	7	-	-	-	8	(47)	(47)	57	27	24

Influenza	523	7	10	385	7	9	66	35	33	72	(8)	(1)
Fluarix, FluLaval	523	7	10	385	7	9	66	35	33	72	(8)	(1)

Shingles	784	>100	>100	733	>100	>100	2	-	-	49	-	-
Shingrix	784	>100	>100	733	>100	>100	2	-	-	49	-	-

Established Vaccines	3,706	(1)	-	1,209	5	8	1,157	-	(1)	1,340	(8)	(6)
Infanrix, Pediarix	680	(8)	(7)	296	(10)	(8)	266	(16)	(17)	118	20	28
Boostrix	517	(8)	(7)	265	1	3	162	(12)	(14)	90	(20)	(19)

Hepatitis	808	17	19	458	21	24	245	22	21	105	(7)	-

Rotarix	521	(1)	1	126	(5)	(2)	110	16	15	285	(4)	(2)

Synflorix	424	(17)	(17)	-	-	-	58	(13)	(13)	366	(17)	(18)

Priorix, Priorix Tetra, Varilrix	305	1	2	-	-	-	159	(3)	(4)	146	6	9
Cervarix	138	3	2	-	-	-	20	(31)	(34)	118	12	12
Other	313	6	6	64	45	49	137	32	30	112	(24)	(25)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Vaccines	5,894	14	16	2,701	45	48	1,561	(2)	(4)	1,632	(3)	-
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Vaccines turnover - three months ended 31 December 2018

	Total			US			Europe			International
							-
		Growth			Growth			Growth			Growth

	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Meningitis	188	(6)	(9)	50	(25)	(39)	78	(9)	(10)	60	25	33
Bexsero	114	(1)	(3)	23	44	13	72	(6)	(8)	19	(14)	5
Menveo	44	(32)	(37)	27	(47)	(55)	4	(20)	(20)	13	44	56
Other	30	43	38	-	-	-	2	(50)	(50)	28	65	59

Influenza	193	74	69	135	90	83	31	82	82	27	17	17
Fluarix, FluLaval	193	74	69	135	90	83	31	82	82	27	17	17

Shingles	221	>100	>100	205	>100	>100	1	-	-	15	-	-
Shingrix	221	>100	>100	205	>100	>100	1	-	-	15	-	-

Established Vaccines	877	-	(3)	276	29	18	267	(6)	(7)	334	(11)	(11)
Infanrix, Pediarix	165	5	1	75	39	30	60	(20)	(21)	30	7	7
Boostrix	139	4	(1)	64	31	20	37	(27)	(29)	38	12	12

Hepatitis	190	18	14	103	34	23	60	22	22	27	(23)	(17)

Rotarix	134	6	4	25	(11)	(21)	28	12	12	81	11	11

Synflorix	106	(5)	(6)	-	-	-	21	(16)	(16)	85	(1)	(3)

Priorix, Priorix Tetra, Varilrix	64	(3)	(4)	-	-	-	32	(17)	(18)	32	17	15
Cervarix	15	(76)	(81)	-	-	-	5	(17)	(33)	10	(82)	(86)
Other	64	12	10	9	46	(3)	24	80	75	31	(17)	(11)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------
Vaccines	1,479	22	18	666	78	65	377	(2)	(4)	436	(3)	(2)
	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------	--------

Balance sheet

	31 December 2018 £m	31 December 2017 £m
ASSETS
Non-current assets
Property, plant and equipment	11,058	10,860
Goodwill	5,789	5,734
Other intangible assets	17,202	17,562
Investments in associates and joint ventures	236	183
Other investments	1,322	918
Deferred tax assets	3,887	3,796
Derivative financial instruments	69	8
Other non-current assets	1,576	1,413

Total non-current assets	41,139	40,474

Current assets
Inventories	5,476	5,557
Current tax recoverable	229	258
Trade and other receivables	6,423	6,000
Derivative financial instruments	188	68
Liquid investments	84	78
Cash and cash equivalents	3,874	3,833
Assets held for sale	653	113

Total current assets	16,927	15,907

TOTAL ASSETS	58,066	56,381

LIABILITIES
Current liabilities
Short-term borrowings	(5,793)	(2,825)
Contingent consideration liabilities	(837)	(1,076)
Trade and other payables	(14,037)	(20,970)
Derivative financial instruments	(127)	(74)
Current tax payable	(965)	(995)
Short-term provisions	(732)	(629)

Total current liabilities	(22,491)	(26,569)

Non-current liabilities
Long-term borrowings	(20,271)	(14,264)
Corporation tax payable	(272)	(411)
Deferred tax liabilities	(1,156)	(1,396)
Pensions and other post-employment benefits	(3,125)	(3,539)
Other provisions	(691)	(636)
Derivative financial instruments	(1)	-
Contingent consideration liabilities	(5,449)	(5,096)
Other non-current liabilities	(938)	(981)

Total non-current liabilities	(31,903)	(26,323)

TOTAL LIABILITIES	(54,394)	(52,892)

NET ASSETS	3,672	3,489

EQUITY
Share capital	1,345	1,343
Share premium account	3,091	3,019
Retained earnings	(2,137)	(6,477)
Other reserves	2,061	2,047

Shareholders' equity	4,360	(68)

Non-controlling interests	(688)	3,557

TOTAL EQUITY	3,672	3,489

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder's equity £m	Non- controlling interests £m	Total equity £m
	------------	------------	------------	------------	------------	------------	------------

As previously reported	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489
Implementation of IFRS 15			(4)		(4)		(4)
Implementation of IFRS 9			277	(288)	(11)		(11)
	------------	------------	------------	------------	------------	------------	------------
At 1 January 2018, as adjusted	1,343	3,019	(6,204)	1,759	(83)	3,557	3,474
Profit for the year			3,623		3,623	423	4,046
Other comprehensive income for the year			124	131	255	(1)	254
			------------	------------	------------	------------	------------
Total comprehensive income for the year			3,747	131	3,878	422	4,300
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(570)	(570)
Contributions from non-controlling interests						21	21
Derecognition of non-controlling interests in Consumer Healthcare Joint Venture			4,056		4,056	(4,118)	(62)
Dividends to shareholders			(3,927)		(3,927)		(3,927)
Shares issued	2	72			74		74
Realised after tax profits on disposal of equity investments			56	(56)			-
Share of associates and joint ventures realised profits on disposal of equity investments			38	(38)			-
Write-down on shares held by ESOP Trusts			(265)	265			-
Share-based incentive plans			360		360		360
Tax on share-based incentive plans			2		2		2
	------------	------------	------------	------------	------------	------------	------------
At 31 December 2018	1,345	3,091	(2,137)	2,061	4,360	(688)	3,672
	------------	------------	------------	------------	------------	------------	------------

At 1 January 2017	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963

Profit for the year			1,532		1,532	637	2,169
Other comprehensive income for the year			899	(37)	862	(149)	713
			------------	------------	------------	------------	------------
Total comprehensive income for the year			2,431	(37)	2,394	488	2,882
			------------	------------	------------	------------	------------
Distributions to non-controlling interests						(789)	(789)
Contribution from non-controlling interests						21	21
Dividends to shareholders			(3,906)		(3,906)		(3,906)
Changes in non-controlling interests						(2)	(2)
Shares issued	1	55			56		56
Shares acquired by ESOP Trusts		10	581	(656)	(65)		(65)
Write-down on shares held by ESOP Trusts			(520)	520			-
Share-based incentive plans			333		333		333
Tax on share-based incentive plans			(4)		(4)		(4)
	------------	------------	------------	------------	------------	------------	------------
At 31 December 2017	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489
	------------	------------	------------	------------	------------	------------	------------

Cash flow statement - year ended 31 December 2018

	2018 £m	2017 £m

Profit after tax	4,046	2,169
Tax on profits	754	1,356
Share of after tax profits of associates and joint ventures	(31)	(13)
Profit on disposal of interest in associates	(3)	(94)
Net finance expense	717	669
Depreciation, amortisation and other adjusting items	1,763	2,981
Increase in working capital	(247)	(737)
Contingent consideration paid	(984)	(594)
Increase in other net liabilities (excluding contingent consideration paid)	3,732	2,521

Cash generated from operations	9,747	8,258
Taxation paid	(1,326)	(1,340)

Net cash inflow from operating activities	8,421	6,918

Cash flow from investing activities
Purchase of property, plant and equipment	(1,344)	(1,545)
Proceeds from sale of property, plant and equipment	168	281
Purchase of intangible assets	(452)	(657)
Proceeds from sale of intangible assets	256	48
Purchase of equity investments	(309)	(80)
Proceeds from sale of equity investments	151	64
Contingent consideration paid	(153)	(91)
Disposal of businesses	26	282
Proceeds from disposal of interest in associates	3	196
Investment in associates and joint ventures	(10)	(15)
Decrease in liquid investments	-	4
Interest received	72	64
Dividends from associates and joint ventures	39	6

Net cash outflow from investing activities	(1,553)	(1,443)

Cash flow from financing activities
Issue of share capital	74	56
Shares acquired by ESOP Trusts	-	(65)
Decrease in short-term loans	(1,986)	(3,200)
Increase in long-term loans	10,138	2,233
Net repayment of obligations under finance leases	(28)	(23)
Purchase of non-controlling interests	(9,320)	(29)
Interest paid	(766)	(781)
Dividends paid to shareholders	(3,927)	(3,906)
Distributions to non-controlling interests	(570)	(779)
Contributions from non-controlling interests	21	21
Other financing items	(25)	93

Net cash outflow from financing activities	(6,389)	(6,380)

Increase/(decrease) in cash and bank overdrafts in the year	479	(905)

Cash and bank overdrafts at beginning of the year	3,600	4,605
Exchange adjustments	8	(100)
Increase/(decrease) in cash and bank overdrafts	479	(905)

Cash and bank overdrafts at end of the year	4,087	3,600

Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents	3,874	3,833
Cash and cash equivalents reported in assets held for sale	485	-

	4,359	3,833
Overdrafts	(272)	(233)

	4,087	3,600

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group's management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment

	2018 £m	2017 £m	Growth £%	Growth CER%

Pharmaceuticals	17,269	17,276	-	2
Vaccines	5,894	5,160	14	16
Consumer Healthcare	7,658	7,750	(1)	2

Total turnover	30,821	30,186	2	5

Operating profit by segment

	2018 £m	2017 £m	Growth £%	Growth CER%

Pharmaceuticals	8,420	8,667	(3)	-
Pharmaceuticals R&D	(2,676)	(2,740)	(2)	(1)

Pharmaceuticals including R&D	5,744	5,927	(3)	-
Vaccines	1,943	1,644	18	25
Consumer Healthcare	1,517	1,373	10	15

Segment profit	9,204	8,944	3	7
Corporate and other unallocated costs	(459)	(376)	22	15

Adjusted operating profit	8,745	8,568	2	6
Adjusting items	(3,262)	(4,481)

Total operating profit	5,483	4,087	34	43

Finance income	81	65
Finance costs	(798)	(734)
Profit on disposal of associates	3	94
Share of after tax profits of associates and joint ventures	31	13

Profit before taxation	4,800	3,525	36	46

Turnover by segment

	Q4 2018 £m	Q4 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	4,810	4,540	6	4
Vaccines	1,479	1,208	22	18
Consumer Healthcare	1,908	1,891	1	1

Total turnover	8,197	7,639	7	5

Operating profit by segment

	Q4 2018 £m	Q4 2017 £m	Growth £%	Growth CER%

Pharmaceuticals	2,340	2,314	1	(3)
Pharmaceuticals R&D	(778)	(717)	9	5

Pharmaceuticals including R&D	1,562	1,597	(2)	(6)
Vaccines	420	231	82	71
Consumer Healthcare	352	302	17	14

Segment profit	2,334	2,130	10	5
Corporate and other unallocated costs	(138)	(92)	50	36

Adjusted operating profit	2,196	2,038	8	4
Adjusting items	(642)	(1,526)

Total operating profit	1,554	512	>100	>100

Finance income	24	16
Finance costs	(209)	(154)
Profit on disposal of associates	-	66
Share of after tax profits of associates and joint ventures	5	2

Profit before taxation	1,374	442	>100	>100

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the 'Legal Proceedings' note in the Annual Report 2017.

At 31 December 2018, the Group's aggregate provision for legal and other disputes (not including tax matters described under 'Taxation' below) was £0.2 billion (31 December 2017: £0.2 billion).  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group's financial accounts.

There have been no significant legal developments since the date of the Annual Report 2017.

Developments with respect to tax matters are described in 'Taxation' below.

Taxation

Issues related to taxation are described in the 'Taxation' note in the Annual Report 2017.  The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In 2018, the charge for taxation on Total profits amounted to £754 million and represented an effective tax rate of 15.7% (2017: 38.5%).  Tax on Adjusted profits amounted to £1,535 million and represented an effective Adjusted tax rate of 19.0% (2017: 21.0%).

In the quarter, the tax on Total profits amounted to £74 million and represented an effective tax rate of 5.4% (Q4 2017: >100%).  Tax on Adjusted profits amounted to £355 million and represented an effective Adjusted tax rate of 17.5% (Q4 2017: 20.0%).

The reduction from the prior year effective tax rate on Total profits was driven primarily by a favourable comparison with the impact of US tax reform, which resulted in a number of charges in Q4 2017.  The Total tax charge in 2018 included the effect of a reduced estimate of the 2017 impact of US tax reform of £125 million (£101 million in Q4 2018), following additional guidance being released by the IRS and a re-assessment of estimates of uncertain tax positions following the settlement of a number of open issues with tax authorities.  The reduction from the prior year effective tax rate on Adjusted profit was driven primarily by the reduction in the US Federal tax rate.

The Group's balance sheet at 31 December 2018 included a current tax payable liability of £965 million, a non-current tax payable liability of £272 million and a tax recoverable asset of £229 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the year and three monthsended 31 December 2018, and should be read in conjunction with the Annual Report 2017, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2017, except for the implementation of IFRS 15 'Revenue from contracts with customers' and IFRS 9 'Financial instruments' from 1 January 2018.  These new Standards have not had a material impact on the reported results of the Group.

GSK has adopted IFRS 15 applying the modified retrospective approach, with a cumulative adjustment to decrease equity at 1 January 2018 by £4 million.  In accordance with the requirements of the standard, where the modified retrospective approach is adopted, prior year results are not restated.  IFRS 15 provides a single, principles-based approach to the recognition of revenue from all contracts with customers.  It focuses on the identification of performance obligations in a contract and requires revenue to be recognised when or as those performance obligations are satisfied.

GSK has adopted IFRS 9 retrospectively, but with certain permitted exceptions.  As a result, prior year results are also not restated, but a cumulative adjustment has been made to decrease equity at 1 January 2018 by £11 million, primarily reflecting an increase in the expected credit loss provision on trade receivables of £15 million.  A net transfer of £288 million between retained earnings and other reserves has also been made.  This primarily reflects prior impairments of equity investments that had previously been charged to the income statement.  IFRS 9 replaces the majority of IAS 39 and covers the classification, measurement and de-recognition of financial assets and financial liabilities, introduces a new impairment model for financial assets based on expected losses rather than incurred losses and provides a new hedge accounting model.

IFRS 16 'Leases' is required to be implemented by the Group from 1 January 2019.  The new standard will replace IAS 17 'Leases' and will require lease liabilities and "right of use" assets to be recognised on the balance sheet for almost all leases.  This will result in a significant increase in both assets and liabilities recognised on the balance sheet.  The costs of operating leases currently included within operating costs will be split and the financing element of the charge will be reported within finance expense.  The Group is assessing the potential impact of the new standard.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The audit of the statutory accounts for the year ended 31 December 2018 is not yet complete.  The full Group accounts for 2017 were published in the Annual Report 2017, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	2018	2017	Q4 2018	Q4 2017

Average rates:
US$/£	1.33	1.30	1.27	1.36
Euro/£	1.13	1.15	1.13	1.15
Yen/£	147	145	144	148

Period-end rates:
US$/£	1.27	1.35	1.27	1.35
Euro/£	1.11	1.13	1.11	1.13
Yen/£	140	152	140	152

During Q4 2018, average Sterling exchange rates were weaker against the US Dollar, the Euro and Yen compared with the same period in 2017.  During the year ended 31 December 2018, average Sterling exchange rates were stronger against the US Dollar and the Yen, but weaker against the Euro, compared with the same period in 2017.  Period-end Sterling exchange rates were weaker against the US Dollar, the Euro and Yen compared with the 2017 period-end rates.

Weighted average number of shares
	2018 millions	2017 millions

Weighted average number of shares - basic	4,914	4,886
Dilutive effect of share options and share awards	57	55

Weighted average number of shares - diluted	4,971	4,941

Weighted average number of shares
	Q4 2018 millions	Q4 2017 millions

Weighted average number of shares - basic	4,920	4,891
Dilutive effect of share options and share awards	58	-

Weighted average number of shares - diluted	4,978	4,891

Because the Group reported losses attributable to shareholders in Q4 2017, there is no dilution effect of share options and share awards.

At 31 December 2018, 4,923 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts).  This compares with 4,891 million shares at 31 December 2017.

Net assets
The book value of net assets increased by £183 million from £3,489 million at 31 December 2017 to £3,672 million at 31 December 2018.  This primarily reflected the Total profit for the year and re-measurement gains on defined benefit plans exceeding dividends paid in the year.

The carrying value of investments in associates and joint ventures at 31 December 2018 was £236 million (31 December 2017: £183 million), with a market value of £487 million (31 December 2017: £372 million).

At 31 December 2018, the net deficit on the Group's pension plans was £995 million compared with £1,505 million at 31 December 2017.  The decrease in the net deficit primarily arose from increases in the rates used to discount UK pension liabilities from 2.5% to 2.9%, and US pension liabilities from 3.6% to 4.2%, partly offset by lower UK assets.

At 31 December 2018, the post-retirement benefits provision was £1,379 million compared with £1,496 million at 31 December 2017.  The decrease in the provision was primarily due to the increase in the US discount rate from 3.6% to 4.2%.

At 31 December 2018, trade and other payables were £14,037 million compared with £20,970 million at 31 December 2017.  The decrease primarily reflected the elimination of the Consumer Healthcare Joint Venture put option following the buyout of Novartis' interest in the Consumer Healthcare Joint Venture on 1 June 2018.  The buyout was primarily funded by utilising the proceeds of bonds issued with maturity dates of between two and twelve years, in both the US and Europe, which raised $6 billion and €2.5 billion respectively.  Committed bank facilities financed the remaining amount of the $13 billion transaction.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £1,240 million (31 December 2017: £1,304 million).

Contingent consideration amounted to £6,286 million at 31 December 2018 (31 December 2017: £6,172 million), of which £5,937 million (31 December 2017: £5,542 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £296 million (31 December 2017: £584 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition following a milestone payment of $450 million made to Novartis in January 2018.

The liability due to Shionogi included £252 million in respect of preferential dividends.  The liability for preferential dividends due to Pfizer at 31 December 2018 was £15 million (31 December 2017: £17 million).  An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 64.

Of the contingent consideration payable (on a post-tax basis) at 31 December 2018, £837 million (31 December 2017: £1,076 million) is expected to be paid within one year.  The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years.  As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates.  The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

The liabilities for the Pfizer put option and the contingent consideration at 31 December 2018 have been calculated based on the period-end exchange rates, primarily US$1.27/£1 and €1.11/£1.  The sensitivities for each of the largest contingent consideration liabilities and the Pfizer put option are set out below.

Increase/(decrease) in liability	ViiV Healthcare put option	Shionogi- ViiV Healthcare contingent consideration	Novartis Vaccines contingent consideration
	£m	£m	£m

5 cent appreciation of US Dollar	36	176	(6)
5 cent depreciation of US Dollar	(33)	(163)	6
10 cent appreciation of US Dollar	75	367	(13)
10 cent depreciation of US Dollar	(64)	(313)	11
5 cent appreciation of Euro	21	54	14
5 cent depreciation of Euro	(19)	(49)	(13)
10 cent appreciation of Euro	44	114	29
10 cent depreciation of Euro	(37)	(95)	(25)

Movements in contingent consideration are as follows:

	2018 £m	2017 £m

Contingent consideration at beginning of the year	6,172	5,896
Re-measurement through income statement	1,251	961
Cash payments: operating cash flows	(984)	(594)
Cash payments: investing activities	(153)	(91)

Contingent consideration at end of the year	6,286	6,172

The re-measurements of contingent consideration in the year reflected updated forecasts, exchange rate movements and the unwind of the discounts on the liabilities.  The cash settlement in the period included£793 million (2017: £671 million) of payments to Shionogi in relation to ViiV Healthcare and the £317 million milestone payment to Novartis relating to the non-US sales of Bexsero.  These payments are deductible fortax purposes.

At 31 December 2018, the ESOP Trust held 41.6 million GSK shares against the future exercise of share options and share awards.  The carrying value of £161 million has been deducted from other reserves.  The market value of these shares was £619 million.

At 31 December 2018, the company held 414.6 million Treasury shares at a cost of £5,800 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 December 2018 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group's business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 58.

Business acquisitions and disposals
On 3 December 2018, GSK announced the agreement to acquire Tesaro, Inc., an oncology focused biopharmaceutical company, for $5.1 billion (approximately £4.0 billion).  The transaction completed on 22 January 2019.

On 3 December 2018, GSK announced the agreement to divest Horlicks and a number of other Consumer Healthcare Nutrition brands plus the Group's 82% stake in GlaxoSmithKline Bangladesh Limited to Unilever plc, and to merge one of the Group's Indian subsidiaries, GSK Consumer Healthcare Limited, with Hindustan Unilever Limited.  Proceeds comprise approximately £0.6 billion in cash and approximately 133.8 million shares in Hindustan Unilever Limited with a value at 31 December 2018 of £2.75 billion.  The relevant assets and liabilities have been moved to Assets held for sale in the Group's balance sheet.  This transaction is expected to complete by the end of 2019.

On 19 December 2018, GSK announced the agreement with Pfizer, Inc. to combine the two groups' consumer healthcare businesses into one joint venture.  GSK will have a majority equity interest of 68% and Pfizer will have an equity interest of 32%.  The transaction is subject to approval by GSK shareholders and is expected to complete by end of 2019.

Reconciliation of cash flow to movements in net debt

	2018 £m	2017 £m

Net debt at beginning of the year	(13,178)	(13,804)

Increase/(decrease) in cash and bank overdrafts	479	(905)
Decrease in liquid investments	-	(4)
Repayment of short-term loans	1,986	3,200
Increase in long-term loans	(10,138)	(2,233)
Net repayment of obligations under finance leases	28	23
Exchange adjustments	(776)	585
Other non-cash movements	(22)	(40)

Increase in net debt	(8,443)	626

Net debt at end of the year	(21,621)	(13,178)

Net debt analysis

	2018 £m	2017 £m

Liquid investments	84	78
Cash and cash equivalents	3,874	3,833
Cash and cash equivalents reported in assets held for sale	485	-
Short-term borrowings	(5,793)	(2,825)
Long-term borrowings	(20,271)	(14,264)

Net debt at end of the period	(21,621)	(13,178)

Free cash flow reconciliation

	2018 £m	2017 (revised) £m	Q4 2018 £m

Net cash inflow from operating activities	8,421	6,918	4,119
Purchase of property, plant and equipment	(1,344)	(1,545)	(502)
Proceeds from sale of property, plant and equipment	168	281	98
Purchase of intangible assets	(452)	(657)	(133)
Proceeds from disposals of intangible assets	256	48	91
Net finance costs	(694)	(717)	(291)
Dividends from joint ventures and associates	39	6	-
Contingent consideration paid (reported in investing activities)	(153)	(91)	(30)
Distributions to non-controlling interests	(570)	(779)	(35)
Contributions from non-controlling interests	21	21	-

Free cash flow	5,692	3,485	3,317

With the introduction of the new R&D strategy in Q2 2018, GSK has revised its definition of free cash flow, a non-IFRS measure, to include proceeds from the sale of intangible assets.

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%).  Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed.  As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change.  In particular, the increasing sales of dolutegravir-containing products have a favourable impact on the proportion of the preferential dividends that is allocated to GSK.  Adjusting items are allocated to shareholders based on their equity interests.  GSK was entitled to approximately 85% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2018.  Re-measurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As consideration for the acquisition of Shionogi's interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, principally dolutegravir.  Under IFRS 3 'Business combinations', GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end.  The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million.  Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement in each period, and at 31 December 2018, the liability, which is discounted at 8.5%, stood at £5,937 million.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance of the relevant products in the previous quarter.  These payments reduce the balance sheet liability and hence are not recorded in the income statement.  The cash payments made to Shionogi by ViiV Healthcare in 2018 were £793 million.

Because the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

The cash payments are reflected in the cash flow statement partly in operating cash flows and partly within investing activities.  The tax relief on these payments is reflected in the Group's Adjusting items as part of the tax charge.  The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi are as follows:

	2018 £m	2017 £m

Contingent consideration at beginning of the year	5,542	5,304
Re-measurement through income statement	1,188	909
Cash payments: operating cash flows	(703)	(587)
Cash payments: investing activities	(90)	(84)

Contingent consideration at end of the year	5,937	5,542

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2018, £815 million (31 December 2017: £724 million) is expected to be paid within one year.

Exit rights
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding.  Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put option and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet.  However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group's balance sheet during Q1 2016 at an initial value of £1,070 million.  Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group's balance sheet.

The closing balances of the liabilities related to Pfizer's shareholding are as follows:

	2018 £m	2017 £m

Pfizer put option	1,240	1,304
Pfizer preferential dividend	15	17

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022.  GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet.  However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group's balance sheet during Q1 2016 at an initial value of £926 million.  In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group's balance sheet directly to equity.  The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi's shareholding in ViiV Healthcare, which under the original agreements was exercisable in six month windows commencing in 2027, 2030 and 2032.  GSK has now irrevocably agreed to waive the first two exercise windows, but the last six month window in 2032 remains.  As this call option is at fair value, it has no value for accounting purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 06, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc